12027318

GEORGIA ★ CAROLINA
Bancshares, Inc.



2011 ANNUAL REPORT

GEORGIA ★ CAROLINA
Bancshares, Inc.

April 16, 2012

Dear Shareholders, Customers, Employees and Friends:

We are pleased to provide you with the 2011 Annual Report of Georgia-Carolina Bancshares, Inc.

Net income for the year totaled $4,099,000 or $1.15 per diluted share for 2011. These earnings are very strong in light of the economic conditions and in comparison to our 2010 earnings. Net income for 2011 reflects an increase of 167% over 2010 earnings of $1,533,000 and represents an 8.45% return on average equity.

Total assets remained level during the year and totaled $493,252,000 at year end. Total loans declined due to soft loan demand coupled with normal loan repayments. Although total deposits declined slightly, we experienced significant growth in core deposits.

Asset quality continues to be a primary focus. Non-performing assets increased during the year to 5.03% of total loans, but remains very manageable. Our capital ratios continued to grow and we remain well above all regulatory "well capitalized" guidelines. Book value increased from $12.72 at the end of 2010 to $14.04 at the end of 2011.

We have begun planning for a new branch office in Evans, Georgia and will break ground in 2012. Evans has always been in our long-term growth plans and represents the business and governmental center of Columbia County. Columbia County is one of the fastest growing counties in Georgia and this office represents our third office there.

We invite you to attend our Annual Meeting of our Shareholders to be held at 4:00 pm on Monday, May 21, 2012, in the lobby of our Main Office here at 3527 Wheeler Road, Augusta, GA.

Thank you for your interest and support of your Company and your Bank.

Sincerely,

Remer Y. Brinson III
President & Chief Executive Officer

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low sales prices per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

	High	Low
Fiscal year ended December 31, 2011		
First Quarter	$ 9.00	$ 7.10
Second Quarter	$10.50	$ 7.65
Third Quarter	$ 8.75	$ 6.75
Fourth Quarter	$ 7.50	$ 6.30
Fiscal year ended December 31, 2010		
First Quarter	$ 8.00	$ 6.25
Second Quarter	$ 8.00	$ 6.55
Third Quarter	$ 8.00	$ 5.15
Fourth Quarter	$ 8.00	$ 5.36

HOLDERS OF COMMON STOCK

As of March 20, 2012, the number of holders of record of the Company's common stock was approximately 560.

DIVIDENDS

No cash dividends were paid by the Company during the years ended December 31, 2011 or 2010. Future dividends, if any, will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Department of Banking and Finance (the "Georgia Banking Department"), if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

EQUITY COMPENSATION PLAN INFORMATION

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Directors Equity Incentive Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2011 regarding the Company's then existing compensation plans and arrangements:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
PLAN CATEGORY	**(A)**	**(B)**	**(C)**
Equity compensation plans approved by security holders:			
1997 Stock Option Plan................	136,453	$10.61	-
2004 Incentive Plan......................	153,891	$ 9.94	175,984
Equity compensation plans not approved by security holders	-	-	21,739
Total..	290,344	$10.26	197,723

DIRECTORS EQUITY INCENTIVE PLAN

The Directors Equity Incentive Plan provides that non-employee directors of the Company and the Bank may elect to purchase shares of the Company's common stock in lieu of receiving cash for director fees earned in each calendar quarter. The purchase price for shares acquired under the plan was $2.00 less than the average closing market price of the Common Stock quoted on the Over-the-Counter Bulletin Board (or other national quotation service) for the ten business days prior to the last trade of the Company's common stock reported prior to the purchase date. However in January 2012, the plan was amended such that the purchase price for shares acquired under the plan is equal to 85% of the average closing market price of the Company's common stock for the last ten trading days of each quarter as reported on the Over-the-Counter Bulletin Board. A non-employee director may join the plan at any time during the last seven days of each calendar quarter. The Directors Equity Incentive Plan also provides non-employee directors of the Company and the Bank annual retainer shares in the form of 1) base award shares, plus 2) bonus shares for service as Board chairman, plus 3) bonus shares for service on various committees. Non-employee advisory board members also qualify to receive annual award shares from the Directors Equity Incentive Plan provided they meet an agreed upon annual attendance requirement.

Selected Financial Data

Our selected consolidated financial data presented below as of and for the years ended December 31, 2007 through 2011 is derived from our audited consolidated financial statements. Our audited consolidated balance sheet as of December 31, 2011 and 2010 and results of operations for each of the years in the two year period ended December 31, 2011 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

	At and for the Years Ended December 31, ($ in thousands, except per share data)				
	2011	**2010**	**2009**	**2008**	**2007**
Selected Balance Sheet Data:					
Assets	$ 493,252	$ 495,311	$ 484,013	$ 460,828	$ 447,869
Investment securities and FHLB stock	100,283	79,431	47,289	59,795	60,393
Loans, held for investment	285,614	316,809	336,849	336,293	322,201
Loans, held for sale	45,227	46,570	58,135	28,402	39,547
Allowance for loan losses	6,804	7,866	5,072	4,284	5,059
Deposits	411,395	414,749	405,240	377,009	379,966
Repurchase agreements	3,565	3,469	7,297	15,859	17,473
Long-term debt	25,000	25,000	25,000	25,400	10,500
Other liabilities	2,847	7,119	3,203	3,476	3,959
Shareholders' equity	50,445	44,976	43,273	39,084	35,971
Selected Results of Operations Data:					
Interest income	22,323	24,409	24,604	26,371	29,019
Interest expense	5,702	7,290	9,722	13,038	15,706
Net interest income	16,621	17,119	14,882	13,333	13,313
Provision for loan losses	1,727	8,355	3,082	1,456	909
Net interest income after provision for provision for loan losses	14,894	8,764	11,800	11,877	12,404
Non-interest income	11,170	13,246	14,157	9,920	9,932
Non-interest expense	20,127	20,543	20,902	17,745	17,816
Income before taxes	5,937	1,467	5,055	4,052	4,520
Income tax expense (benefit)	1,838	(66)	1,303	1,252	1,619
Net income	$ 4,099	$ 1,533	$ 3,752	$ 2,800	$ 2,901
Per Share Data					
Net income – basic	$ 1.15	$ 0.44	$ 1.08	$ 0.82	$ 0.85
Net income – diluted	$ 1.15	$ 0.44	$ 1.07	$ 0.80	$ 0.83
Book value	$ 14.04	$ 12.72	$ 12.37	$ 11.31	$ 10.58
Weighted average number of shares outstanding:					
Basic	3,561,064	3,519,408	3,484,309	3,426,860	3,393,224
Diluted	3,561,064	3,519,408	3,492,871	3,503,856	3,508,606

	At and for the Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Performance Ratios:					
Return on average assets	0.82%	0.32%	0.79%	0.62%	0.69%
Return on average equity	8.45%	3.41%	8.93%	7.36%	8.39%
Net interest margin (1)	3.53%	3.83%	3.37%	3.15%	3.36%
Efficiency ratio (2)	72.42%	67.65%	71.98%	76.31%	76.64%
Loan (excl LHFS) to deposit ratio	69.43%	76.39%	83.12%	89.20%	84.80%
Asset Quality Ratios:					
Nonperforming loans to total loans	2.34%	1.72%	1.57%	1.39%	3.20%
Nonperforming assets to total loans (excl LHFS + OREO)	5.03%	2.82%	3.12%	3.57%	3.73%
Allowance for loan losses to nonperforming loans	87.98%	125.71%	81.94%	84.65%	43.77%
Allowance for loan losses to total loans (excl LHFS)	2.38%	2.48%	1.51%	1.27%	1.57%
Capital Ratios:					
Average equity to average assets	9.66%	9.36%	8.81%	8.41%	8.16%
Leverage ratio	9.74%	9.32%	8.96%	8.59%	8.18%
Tier 1 risk-based capital ratio	12.11%	11.75%	10.50%	9.82%	9.39%
Total risk-based capital ratio	13.37%	13.01%	11.74%	10.91%	10.72%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the "Business" and "Financial Statements" sections included elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or a valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either ASC 450-20, *"Contingencies: Loss Contingencies,"* or ASC 310-10-35, *"Receivables: Subsequent Measurement."* The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all possible factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management's estimates, additional provisions for loan losses could be required that could adversely affect the Bank's earnings or financial position in future periods.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Costs related to the development and improvement of other real estate owned are capitalized.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on page 9. Note 1 and Note 14 to the consolidated financial statements also include additional information on the Bank's accounting policies related to the allowance for loan losses and other real estate owned.

CONSOLIDATED FINANCIAL INFORMATION

Certain consolidated financial information for the Company and Bank as of and for the years ended December 31, 2011 and 2010 is presented below:

	2011		2010	
	Total Assets	**Net Income**	**Total Assets**	**Net Income**
		($ in thousands)		
GECR consolidated	$ 493,252	$ 4,099	$ 495,311	$ 1,533
The Bank	$ 493,073	4,275	$ 495,223	1,665
The Company		$ (176)		$ (132)

The Company incurred $252,278 and $200,418 in operational costs for the years ended December 31, 201 and 2010, respectively. These costs were partially offset by income tax benefits of $76,002 and $68,142 for 2011 and 2010, respectively. In total, the net losses for the Company were $176,276 and $132,276 for the years ended December 31, 2011 and 2010, respectively. The Company's operational costs are primarily funded by proceeds from the exercise of stock options.

The Company's line of credit issued in June 2009 with its correspondent bank, First National Bankers Bank, which provided the Company the ability to draw a principal sum of $1.0 million in periodic advances matured on June 5, 2010. The Company did not renew the line of credit. The outstanding principal balance at December 31, 2009 was $0.

Results of Operations – Comparison of 2011 and 2010

BALANCE SHEET

For the year ended December 31, 2011, the consolidated Company and Bank experienced a slight decrease in total assets. Total assets decreased $2.0 million or 0.4%, to $493.3 million at December 31, 2011 from $495.3 million at December 31, 2010. Average total assets were $502.4 million in 2011 and $480.2 million in 2010, an increase of $22.2 million or 4.6%. Loans held for sale decreased from $46.6 million at December 31, 2010 to $45.2 million at December 31, 2011, a decrease of $1.4 million or 2.9%. All other loans decreased with a portfolio balance, net of allowance for loan losses, of $278.8 million at December 31, 2011 compared to $308.9 million at December 31, 2010, a decrease of $30.1 million or 9.8%. Commercial and industrial loans decreased $1.4 million or 7.1%, from $20.3 million at December 31, 2010 to $18.9 million at December 31, 2011. Real estate – residential loans decreased $4.6 million or 7.6%, from $61.2 million at December 31, 2010 to $56.6 million at December 31, 2011, and real estate – construction, land and land development loans decreased $12.6 million or 14.6%, from $86.4 million at December 31, 2010 to $73.8 million at December 31, 2011. Real estate – commercial loans decreased $10.6 million or 7.5%, from $142.4 million at December 31, 2010 to $131.8 million at December 31, 2011. Consumer loans decreased $1.9 million or 28.6%, from $6.6 million at December 31, 2010 to $4.7 million at December 31, 2011. The decreases in most categories are primarily the result of weaker demand during the economic recession experienced over the past four years. The decline in loan demand coupled with maintaining deposit levels, continued the trend of abundant liquidity, resulting in increases in cash and due from banks as well as securities available-for-sale. Cash and due from banks grew $3.2 million or 10.1% to $34.9 million at December 31, 2011 from $31.7 million at December 31, 2010. At December 31, 2011 and 2010 interest bearing balances with correspondent banks comprised $25.6 million and $25.5 million, respectively, of cash and due from banks. Securities available-for-sale increased $23.4 million or 30.4% to $100.3 million at December, 31, 2011 compared to $76.9 million at December 31, 2010.

The allowance for loan losses was $6.8 million at December 31, 2011 and $7.9 million at December 31, 2010. This represents a decrease of $1.1 million or 13.5%. The decrease in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and is partially due to the decline in the loan volume. The Bank's ratio of allowance for loan losses to gross loans was 2.06% at December 31, 2011 and 2.16% at December 31, 2010. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 2.38% at December 31, 2011, compared to 2.48% at December 31, 2010.

Other real estate owned increased $4.2 million or 154.1% to $7.0 million at December 31, 2011 compared to $2.8 million at December 31, 2010. The increase is primarily related to property acquired through foreclosure specifically tied to one relationship. At December 31, 2011 $4.2 million of the relationship had been transferred to other real estate owned.

Total deposit accounts at December 31, 2011 were $411.4 million, a decrease of $3.3 million or 0.8%, from $414.7 million at December 31, 2010. Brokered deposits totaled $20.4 million at December 31, 2011, a decrease of $10.0 million or 33.0%, compared to $30.4 million at December 31, 2010. The Bank utilizes Promontory Interfinancial Network (CDARS) to obtain and retain large time deposits of customers seeking full FDIC insurance coverage. Through network member institutions the CDARS deposits are broken into smaller deposits in order to receive insurance coverage beyond the FDIC's $250,000 limit. CDARS deposits decreased $9.1 million or 67.4% to $4.4 million at December 31, 2011 from $13.5 million at December 31, 2010. This decline in brokered and CDARS deposits is a direct result of the Bank's increased reliance on core deposits. Deposits excluding brokered and CDARs increased $15.8 million or 4.3% to $386.6 million at December 31, 2011 compared to $370.8 million at December 31, 2010. Total other borrowings by the Bank were $28.6 million at December 31, 2011, a decrease of $3.5 million or 11.0%, from the balance of $32.1 million at December 31, 2010. Due to a change to ASC 860-10 "Transfers and Servicing" regarding loan participations, $3.6 million of participated loans were classified as "other borrowings" at December 31, 2010. These loans were renewed under different terms during 2011, and are no longer classified as "other borrowings."

The Bank's loan to deposit ratio was 80.4% at December 31, 2011 and 87.6% at December 31, 2010. Excluding mortgage loans held for sale, this ratio was 69.4% for 2011 and 76.4% for 2010.

INCOME STATEMENT

Interest income was $22.3 million for 2011 compared to $24.4 million for 2010, a decrease of $2.1 million or 8.5%. This decrease was primarily the result of declining interest rates and weakened loan demand during the economic recession experienced over the past four years. This resulted in an increase in lower yielding investment securities and cash equivalents. Interest expense decreased $1.6 million or 21.8%, from $7.3 million for 2010 to $5.7 million for 2011. This decrease in interest expense was primarily due to the lower cost of funds resulting from the falling interest rate environment since 2008. Cost of funds also declined due to significant increases in low cost core deposits and significant decreases in time deposits. Non-interest bearing deposits increased by $11.1 million or 26.8%, from $41.6 million at December 31, 2010 to $52.7 million at December 31, 2011. Now accounts increased by $5.9 million or 15.5% from $38.7 million at December 31, 2010 to $44.6 million at December 31, 2011. Savings accounts were $63.2 million at December 31, 2011 compared to $53.9 million at December 31, 2010, an increase of $9.3 million or 17.3%. Money market accounts increased $17.0 million or 47.1%, from $36.0 million at December 31, 2010 to $53.0 million at December 31, 2011. Time deposits decreased $46.8 million or 19.1%, to $197.8 million at December 31, 2011 compared to $244.6 million at December 31, 2010. Net interest income was $16.6 million for 2011 compared to $17.1 million for 2010, a slight decrease of $0.5 million or 2.9%. Net interest margin decreased to 3.53% for the year ended December 31, 2011 from 3.83% for 2010.

The provision for loan losses was $1.7 million for 2011 compared to $8.3 million for 2010, a decrease of $6.6 million or 79.3%. This decrease is the result of the level of the Bank's non-performing assets, charge-offs and loan delinquencies. The majority of the decrease in the provision for loan losses was due to a provision of $4,706,000 in the second quarter of 2010. In that quarter, management's detailed review of the Bank's loan portfolio and adequacy of the allowance for loan losses, level of the Bank's non-performing assets, and chargeoffs and loan delinquencies resulted in a significant provision for loan losses. $3.8 million of net charge offs were recorded in the second quarter of 2010. As a result of the decrease in the provision for loan losses partially offset by the decline in loans, the ratio of the allowance for loan losses to total loans, excluding loans held for sale, decreased to 2.38% at December 31, 2011 from 2.48% at December 31, 2010. Net charge-offs were $2.8 million in 2011, down from the $5.6 million in 2010, resulting in annual charge-off to average loans excluding loans held for sale ratios of 0.90% and 1.69%, respectively. Management considers the current allowance for loan losses to be appropriate based upon its detailed analysis of the potential risk in the portfolio; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions will not be required.

Non-interest income for 2011 was $11.2 million compared to $13.2 million for 2010, a decrease of $2.0 million or 15.7%. This decrease in 2011 is primarily due to the decline in gain on sale of mortgage loans. Gain on sale of mortgage loans decreased from $10.8 million in 2010 to $8.2 million in 2011, a decrease of $2.6 million or 24.1%. The mortgage origination volume sold in 2011 was $383.7 million compared to $553.2 million in 2010, a decrease of $169.5 million or 30.6%. Other income increased from $1.0 million to $1.5 million from 2010 to 2011 primarily due to rental income and gains on sale of other real estate.

Non-interest expense decreased from $20.5 million in 2010 to $20.1 million in 2011, a decrease of $0.4 million or 2.0%. This decrease is primarily the result of lower group insurance expense, incentive expense, occupancy expense, FDIC assessment cost, and data processing expense, offset by higher other real estate expenses and losses on mortgage loans previously sold and recourse liability provisions.

In total, net income increased in 2011 by $2.6 million or 167.4%, from $1.5 million in 2010 to $4.1 million in 2011 as a result of the above factors.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following table presents the average balance sheet of the consolidated Company for the years ended December 31, 2011, 2010 and 2009. Also presented is the consolidated Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

CONSOLIDATED AVERAGE BALANCE SHEETS

($ in thousands)

	Year Ended December 31,								
	2011			2010			2009		
	Average Balance	Interest Income/ Expense	Average Yield / Rate	Average Balance	Interest Income/ Expense	Average Yield / Rate	Average Balance	Interest Income/ Expense	Average Yield / Rate
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$ 334,751	$ 19,624	5.86%	$ 373,779	$ 22,379	5.99%	$ 386,961	$ 22,260	5.75%
Investment securities	99,858	2,611	2.61%	54,978	1,989	3.62%	52,672	2,337	4.44%
Fed funds sold & cash in banks	36,363	88	0.24%	18,202	41	0.23%	4,051	7	0.17%
Total interest-earning assets	470,972	22,323	4.74%	446,959	24,409	5.46%	443,684	24,604	5.55%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	7,716			8,226			8,686		
Bank premises and fixed assets	9,119			9,476			9,877		
Accrued interest receivable	1,662			1,657			1,748		
Other assets	20,520			20,019			17,506		
Allowance for loan losses	(7,627)			(6,158)			(5,026)		
Total assets	$ 502,362			$ 480,179			$ 476,475		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$ 40,958	$ 163	0.40%	$ 38,473	$ 226	0.59%	$ 35,300	$ 211	0.60%
Savings accounts	60,056	535	0.89%	52,102	570	1.09%	52,515	587	1.12%
Money market accounts	45,311	333	0.73%	24,826	309	1.24%	11,945	139	1.16%
Time accounts	224,842	3,648	1.62%	246,359	5,232	2.12%	256,146	7,808	3.05%
Total interest-bearing deposits	371,167	4,679	1.26%	361,760	6,337	1.75%	355,906	8,745	2.46%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	29,561	1,023	3.46%	29,190	953	3.26%	38,614	977	2.53%
Total interest-bearing liabilities	400,728	5,702	1.42%	390,950	7,290	1.86%	394,520	9,722	2.46%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	50,463			42,066			36,439		
Other liabilities	2,647			2,202			3,519		
Shareholders' equity	48,524			44,961			41,997		
Total liabilities and shareholders' equity	$ 502,362			$ 480,179			$ 476,475		
Net interest income		$ 16,621			$ 17,119			$ 14,882	
Interest rate spread			3.32%			3.60%			3.08%
Net interest margin			3.53%			3.83%			3.37%
Average loans (excl LHFS) to average deposits			83.40%			81.52%			86.73%

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Comparison of Years Ended December 31, 2011 and 2010			Comparison of Years Ended December 31, 2010 and 2009		
	($ in thousands) Increase (Decrease) Due to					
	Balance	**Rate**	**Total**	**Balance**	**Rate**	**Total**
Interest earned on:						
Tax-exempt securities	$ 41	$ (7)	$ 34	$ (38)	$ (5)	$ (43)
Taxable securities	1,557	(969)	588	148	(453)	(305)
Federal funds sold and cash in banks	42	5	47	23	11	34
Net loans and loans held for sale	(2,337)	(418)	(2,755)	(758)	877	119
Total interest income	$ (697)	$(1,389)	$(2,086)	$ (625)	$ 430	$ (195)
Interest paid on:						
NOW deposits	15	(78)	(63)	19	(4)	15
Money market deposits	255	(231)	24	150	20	170
Savings deposits	87	(122)	(35)	(5)	(12)	(17)
Time deposits	(457)	(1,127)	(1,584)	(298)	(2,278)	(2,576)
Borrowed funds	12	58	70	(238)	214	(24)
Total interest expense	$ (88)	$(1,500)	$(1,588)	$ (372)	$(2,060)	$(2,432)
Increase (decrease) in net interest income	$ (609)	$ 111	$ (498)	$ (253)	$ 2,490	$ 2,237

LOAN PORTFOLIO

The Bank engages in a full complement of lending activities, including commercial, real estate and consumer loans. As of December 31, 2011, the Bank's loan portfolio, excluding loans held for sale, consisted of 6.6% commercial and industrial loans, 25.8% real estate – construction, land and land development loans, 19.8% real estate – residential loans, 46.1% real estate – commercial loans, and 1.7% consumer loans.

Commercial and industrial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, and loans for general working capital.

The Bank's real estate – construction, land and land development loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas.

Real estate – residential loans include residential mortgage lending and are primarily single-family residential loans secured by the residential property. Home equity lines are also included in real estate – residential loans.

Real estate – commercial loans include commercial mortgage loans that are generally secured by office buildings, retail establishments and other types of real property, both owner occupied and non-owner occupied. A significant component of this type of lending is to owner occupied borrowers, including churches.

Consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate such loans and sell them to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that its loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			($ in thousands)		
Commercial and industrial	$ 18,864	$ 20,298	$ 22,906	$ 31,173	$ 29,582
Real estate – construction, land and land development	73,823	86,418	107,429	105,032	89,580
Real estate – residential	56,563	61,194	66,050	65,958	53,557
Real estate – commercial	131,725	142,351	133,140	125,194	139,111
Consumer	4,715	6,606	7,468	9,092	10,487
Total loans receivable	$ 285,690	$ 316,867	$ 336,993	$ 336,449	$ 322,317
Less:					
Unearned income and deferred loan fees	(76)	(58)	(144)	(156)	(116)
Allowance for possible loan losses	(6,804)	(7,866)	(5,072)	(4,284)	(5,059)
Total (net of allowance)	$ 278,810	$ 308,943	$ 331,777	$ 332,009	$ 317,142

In addition to the above, the Bank also had $45.2 million and $46.6 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division at December 31, 2011 and 2010, respectively.

The table below presents an analysis of maturities of loans by loan type as of December 31, 2011:

Type of Loan	**Due in 1 Year or Less**	**Due in 1 to 5 Years**	**Due After 5 Years**	**Total**
		($ in thousands)		
Commercial and industrial	$ 10,592	$ 8,272	$ -	$ 18,864
Real estate – construction, land and land development	43,938	29,764	121	73,823
Real estate – residential	32,615	17,499	6,449	56,563
Real estate – commercial	23,505	102,565	5,655	131,725
Consumer	1,453	3,238	24	4,715
Total loans receivable	$ 112,103	$ 161,338	$ 12,249	$ 285,690

The following is a presentation of an analysis of sensitivities of loans to changes in interest rates as of December 31, 2011 (in thousands):

Loans due after 1 year with predetermined interest rates	$ 34,742
Loans due after 1 year with floating interest rates	138,845
Total loans due after 1 year	$ 173,587

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			($ in thousands)		
Loans accounted for on a non-accrual basis					
Number	48	50	63	56	65
Amount	$ 7,734	$ 6,257	$ 6,190	$ 5,061	$11,558
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	-	-	-	3	4
Amount	$ -	$ -	$ -	$ 1	$ 18

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of approximately $213,000 in 2011 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2011 on loans that have been accounted for on a non-accrual basis.

Troubled Debt Restructurings

As of December 31, 2011, the Bank had classified 20 loans totaling $9,770,000 as "troubled debt restructurings" as defined in ASC 310-40. As of December 31, 2010, the Bank had classified 15 loans totaling $9,250,000 as troubled debt restructurings. Included in the troubled debt restructurings was $1.6 million and $2.3 million also on nonaccrual as of December 31, 2011 and December 31, 2010, respectively. As of December 31, 2011 three loans totaling $811,000 classified as troubled debt restructurings were in default. As of December 31, 2010 one loan totaling $96,000 classified as a troubled debt restructuring was in default.

The following table presents loans classified as "troubled debt restructurings" as defined in ASC 310-40:

	December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			($ in thousands)		
Troubled debt restructurings	$ 9,770	$ 9,250	$ 4,188	$ -	$ -

Related to troubled debt restructurings, the Bank has utilized different types of concessions. The Bank may perform "A note/B note" workout structures as a subset of the Bank's troubled debt restructuring strategy. Under an A note/B note workout structure, the new A note is underwritten in accordance with customary troubled debt restructuring underwriting standards and is reasonably assured of full repayment while the B note is not. The B note is immediately charged off upon restructuring.

In the case above, if the loan was accruing prior to the troubled debt restructuring (documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note fully contractually forgiven and charged off), the A note may remain on accrual status. If the loan was on nonaccrual prior to the troubled debt restructuring (documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note contractually forgiven and fully charged off), the A note may be returned to accrual status, and risk rated accordingly, after a reasonable period of performance under the troubled debt restructuring terms. Six months of payment performance is generally required to return these loans to accrual status.

The A note will continue to be classified as a troubled debt restructuring and only may be removed from impaired status in years after the restructuring if (a) the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and (b) the loan is not impaired based on the terms specified by the restructuring agreement.

The Bank has restructured one loan using this A note/B note structure totaling $1.1 million as of December 31, 2011. The Bank had no loans using this structure prior to 2011.

At December 31, 2011, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
			($ in thousands)		
Allowance for loan losses, beginning of year	$ 7,866	$ 5,072	$ 4,284	$ 5,059	$ 4,386
Charge-offs:					
Commercial and industrial	40	139	208	223	163
Real estate – construction, land and land development	2,134	3,663	1,382	1,107	-
Real estate – residential	570	980	553	798	28
Real estate – commercial	319	850	-	26	-
Consumer	105	147	199	110	97
	3,168	5,779	2,342	2,264	288
Recoveries:					
Commercial and industrial	62	63	14	5	10
Real estate – construction, land and land development	20	16	-	-	-
Real estate – residential	147	13	4	3	11
Real estate – commercial	99	22	1	-	-
Consumer	51	104	29	25	31
	379	218	48	33	52
Net (charge-offs) recoveries	(2,789)	(5,561)	(2,294)	(2,231)	(236)
Provision charged to operations	1,727	8,355	3,082	1,456	909
Allowance for loan losses, end of year	$ 6,804	$ 7,866	$ 5,072	$ 4,284	$ 5,059
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(0.90%)	(1.69%)	(0.67%)	(0.67%)	(0.08%)

ALLOWANCE FOR LOAN LOSSES

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled $6,804,000 at December 31, 2011, which is allocated according to the following table, along with the percentage of loans in each category to total loans:

	2011		**2010**		**2009**		**2008**		**2007**	
	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans	Allowance Amount	Portfolio as % of Loans
					($ in thousands)					
Commercial and industrial	$ 185	6.6%	$ 227	6.4%	$ 259	6.8%	$ 436	9.3%	$ 562	9.2%
Real estate – construction, land and land development	3,219	25.8%	3,908	27.3%	2,364	31.9%	1,838	31.2%	1,928	27.8%
Real estate – residential	1,141	19.8%	1,070	19.3%	827	19.6%	622	19.6%	639	16.6%
Real estate – commercial	1,706	46.1%	1,617	44.9%	1,319	39.5%	1,147	37.2%	1,608	43.2%
Consumer	108	1.7%	251	2.1%	176	2.2%	133	2.7%	195	3.2%
Unallocated	445	--	793	--	127	--	108	--	127	--
Total	$6,804		$7,866		$5,072		$4,284		$5,059	

In evaluating the Bank's allowance for loan losses, management takes into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Commercial and industrial loans represented approximately 6.6% of outstanding loans at December 31, 2011. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Real estate – construction, land and land development loans represented approximately 25.8% of the Bank's outstanding loans at December 31, 2011. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Real estate – residential loans constituted approximately 19.8% of outstanding loans at December 31, 2011. Residential mortgages are generally secured by the underlying residence. Management of the Bank currently believes that these loans are adequately secured.

Real estate – commercial loans were approximately 46.1% of outstanding loans at December 31, 2011. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values.

Consumer loans represented approximately 1.7% of outstanding loans at December 31, 2011 and are also well secured. The majority of the Bank's consumer loans are secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

LOSSES ON MORTGAGE LOANS PREVIOUSLY SOLD

Losses on mortgage loans previously sold are recorded when the Bank indemnifies or repurchases mortgage loans previously sold. The representations and warranties in our loan sale agreements provide that we repurchase or indemnify the investors for losses or costs on loans we sell under certain limited conditions. Some of these conditions include underwriting errors or omissions, fraud or material misstatements by the borrower in the loan application or invalid market value on the collateral property due to deficiencies in the appraisal. In addition to these representations and warranties, our loan sale contracts define a condition in which the borrower defaults during a short period of time, typically 120 days to one year, as an Early Payment Default ("EPD"). In the event of an EPD, we are required to return the premium paid by the investor for the loan as well as certain administrative fees, and in some cases repurchase the loan or indemnify the investor. The Bank incurred losses for indemnification and repurchase for the nine months ended December 31, 2011 totaling $305,000.

In the fourth quarter of 2011, the Company established a recourse liability for mortgage loans sold for losses of this type. As of December 31, 2011 the recourse liability for mortgage loans sold had a balance of $245,000. The following table demonstrates the activity for the year ended December 31, 2011:

Recourse Liability for Mortgage Loans Sold Activity

	2011
	($ in thousands)
Beginning balance	$ -
Provision	500
Losses	(305)
Recoveries	50
Ending balance	$ 245

CASH AND DUE FROM BANKS

Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in "Cash and Due from Banks." As of December 31, 2011 and 2010, cash and due from banks totaled $34.9 million and $31.7 million, respectively. Interest-bearing cash on deposit with correspondent banks totaled $1.7 million as of December 31, 2011 compared to $3.3 million as of December 31, 2010. Interest-bearing cash on deposit in the Federal Reserve Bank excess balance fund was $23.9 million as of December 31, 2011 compared to $22.2 million as of December 31, 2010. Other cash funds required to be on reserve with the Federal Reserve Bank totaled $914,000 and $0 as of December 31, 2011 and 2010, respectively.

INVESTMENTS

As of December 31, 2011, investment securities comprised approximately 20.3% of the Bank's assets. The Bank invests primarily in obligations or agencies of the United States, mortgage-backed securities and obligations, certain obligations of states and municipalities, corporate securities, Federal Home Loan Bank stock, and bank-owned life insurance. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale:

	December 31, 2011	December 31, 2010
	($ in thousands)	
Obligations of the U.S. Treasury and other U.S government agencies	$ 31,069	$ 28,229
Mortgage-backed securities	54,351	39,600
Obligations of States and political subdivisions	14,863	9,075
Corporate obligations	-	-
Total investment securities	$ 100,283	$ 76,904
Federal Home Loan Bank stock	2,070	2,527
Total investment securities and FHLB stock	$ 102,353	$ 79,431

The following tables present the contractual maturities and weighted average yields of the Bank's investment securities as of December 31, 2011:

	Maturities of Investment Securities			
	Less Than One Year	**One To Five Years**	**Five To Ten Years**	**Over Ten Years**
	($ in thousands)			
Obligations of the U.S. Treasury and other U.S. government agencies	$ 6,914	$ 6,378	$ 4,878	$ 12,899
Mortgage-backed securities	940	47,095	6,316	-
Obligations of States and political subdivisions	941	3,174	10,249	499
Federal Home Loan Bank stock	2,070	-	-	-
Total	$ 10,865	$ 56,647	$ 21,443	$ 13,398

	Weighted Average Yields			
	Less Than One Year	**One To Five Years**	**Five To Ten Years**	**Over Ten Years**
Obligations of the U.S. Treasury and other U.S. government agencies	2.54%	1.34%	1.64%	1.89%
Mortgage-backed securities	3.60%	2.57%	2.64%	-
Obligations of States and political subdivisions	5.79%	4.97%	5.21%	5.87%
Federal Home Loan Bank stock	-	-	-	-
Total weighted average yield	3.00%	2.57%	3.64%	2.04%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

Increased liquidity has resulted in significant increases in investment securities, resulting in greater occurrence of issuer concentrations. The table below reflects investments with issuers exceeding 10% of the Company's shareholders' equity as of December 31, 2011 and 2010:

	2011		2010	
	Book Value	Market Value	Book Value	Market Value
	($ in thousands)			
Freddie Mac				
U.S. agency securities	$ 7,893	$ 7,944	$ 9,500	$ 9,441
Mortgage-backed securities	7,340	7,608	7,542	7,733
Ginnie Mae				
Mortgage-backed securities	15,533	16,034	11,442	11,566
Fannie Mae				
U.S. agency securities	2,000	2,004	-	-
Mortgage-backed securities	28,287	28,911	15,718	15,782
Small Business Association				
U.S. agency securities	21,140	21,121	14,265	14,261
Total	$ 82,193	$ 83,622	$ 58,467	$ 58,783

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, "Investments in Insurance Contracts," this policy recorded at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2011, the BOLI cash surrender value was $9.6 million, resulting in other income for 2011 of $399,000 and an annualized net yield of 4.33%.

DEPOSITS

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, savings accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, and certificates of deposit. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. Although de-emphasized in 2010 and 2011, the Bank has also utilized the brokered certificate of deposit market and the CDARS program for funding needs for loan origination and liquidity. These brokered and CDARS deposits are included in time deposits on the balance sheet. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the indicated periods, the average amount of and average rate paid on each of the following deposit categories:

	December 31,					
	2011		2010		2009	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	($ in thousands)					
Deposit Category						
Non-interest bearing demand deposits	$ 50,463	–	$ 42,066	–	$ 36,439	–
NOW and money market deposits	86,269	0.57%	63,299	0.85%	47,245	0.74%
Savings deposits	60,056	0.89%	52,102	1.09%	52,515	1.12%
Time deposits	224,842	1.62%	246,359	2.12%	256,146	3.05%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2011 were as follows:

	2011
	($ in thousands)
Three months or less	$ 21,727
Over three months through six months	41,915
Over six months through twelve months	39,804
Over twelve months	31,209
Total	$ 134,655

BORROWED FUNDS

The Bank's borrowed funds consist of short-term borrowings and long-term debt, including federal funds purchased, retail repurchase agreements and lines of credit with the Federal Home Loan Bank and the Federal Reserve Bank. The average balance of borrowed funds was approximately $29.6 million, $29.2 million, and $38.6 million for the years ended December 31, 2011, 2010 and 2009.

The most significant borrowed funds categories for the Bank are the lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" program, a 1-4 family and commercial real estate loans line of credit (1-4 LOC), and two long-term convertible advances.

At December 31, 2011, 2010 and 2009, there was no outstanding balance on the LHFS line of credit. The LHFS line of credit was not used in 2011. The average balance outstanding for the year 2010 on the LHFS line of credit was $3,000 with a weighted average interest rate of 0.97%. For 2009, the average balance outstanding was $1.7 million with a weighted average interest rate of 1.05%. The maximum amount outstanding on the LHFS line of credit at any month end was $0 in 2011 and 2010, compared to $10.8 million in 2009. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

The outstanding balance on the 1-4 LOC was $0 at December 31, 2011 and December 31, 2010. In 2009 the outstanding balance was $3.6 million with an interest rate of 0.36%. The average balance outstanding on the 1-4 LOC was $14,000 for 2011 with a weighted average interest rate of 0.36%. The average balance outstanding on the 1-4 LOC was $244,000 for 2010 with a weighted average interest rate of 0.47%. In 2009, the average balance outstanding was $4.6 million with a weighted average interest rate of 0.47%. The maximum amount outstanding on the 1-4 LOC at any month end during 2011 was $5.0 million, compared to $7.0 million in 2010, and $8.6 million in 2009. This 1-4 LOC is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale, and commercial real estate loans. The interest rate on the 1-4 LOC is equal to the Federal Home Loan Bank's Daily Rate Credit Program.

During 2007, a long-term convertible advance was established as an additional line of credit. At December 31, 2011, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and was callable until December 2010. An additional, but similar, long-term convertible advance was also established during 2008. At December 31, 2011, the outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and was callable until May 2010.

RETURN ON EQUITY AND ASSETS

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2011	**2010**	**2009**
Return on Average Assets	0.82%	0.32%	0.79%
Return on Average Equity	8.45%	3.41%	8.93%
Dividend Payout Ratio	--	--	--
Equity to Assets Ratio	10.23%	9.08%	8.94%

LIQUIDITY AND INTEREST RATE SENSITIVITY

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold, funds held in a Federal Reserve Bank excess balance account, and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2011, the Bank's liquidity ratio was 34.9% as compared to 28.5% at December 31, 2010. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with First National Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2011 with a total market value of $100.3 million in its available-for-sale portfolio and $2.1 million Federal Home Loan Bank stock which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2011, the Bank was liability sensitive in the 0-3 month and 3-12 month time frames, but asset sensitive in the 1-5 years and 5 years or more time frames.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2011 (in thousands):

	0- 3 mos.	3 – 12 mos.	1 – 5 years	5 years or more	Total
Taxable securities	$ 2,016	$ 5,839	$ 54,526	$ 26,769	$ 89,150
Tax-exempt securities	171	770	2,120	8,072	11,133
Federal funds sold and cash in banks	25,614	-	-	-	25,614
Loans	94,584	61,592	111,136	63,529	330,841
Total rate sensitive assets	122,385	68,201	167,782	98,370	456,738
NOW and money market deposits	97,627	-	-	-	97,627
Savings deposits	63,210	-	-	-	63,210
Time deposits	33,973	114,606	49,088	156	197,823
Total rate sensitive deposits	194,810	114,606	49,088	156	358,660
Borrowed funds	3,565	10,000	15,000	-	28,565
Total rate sensitive liabilities	198,375	124,606	64,088	156	387,225
Excess of rate sensitive assets less rate sensitive liabilities	$ (75,990)	$ (56,405)	$ 103,694	$ 98,214	$ 69,513
Gap Ratio	62%	59%	93%	118%	
Cumulative gap	$ (75,990)	$ (132,395)	$ (28,701)	$ 69,513	

CAPITAL RESOURCES

The equity capital of the Bank totaled $49.8 million at December 31, 2011, an increase of $5.2 million, or 11.6%, from equity capital of $44.6 million at December 31, 2010. The increase in equity capital was attributable to the Bank's net income of $4.3 million and an increase of $0.9 million in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities which, under ASC 320-10, "Investments-Debt and Equity Securities," is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account. The consolidated equity capital of the Company totaled $50.4 million at December 31, 2011 compared to $45.0 million at December 31, 2010.

The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2011:

Bank	December 31, 2011	Minimum Regulatory Requirement
Total risk-based capital ratio	13.37%	8.0%
Tier 1 Capital ratio	12.11%	4.0%
Leverage ratio	9.74%	4.0%
Company – Consolidated		
Total risk-based capital ratio	13.53%	8.0%
Tier 1 Capital ratio	12.27%	4.0%
Leverage ratio	9.86%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

FAIR VALUE MEASUREMENT

Fair value measurements for assets and liabilities where there exists limited or no observable market data and therefore measurements are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. Additional information regarding the Company's fair value measurements for assets and liabilities can be found in Note 15 of the consolidated financial statements.

MARKET RISK

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship that compares rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be re-priced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk.

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not re-price on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical re-pricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments:

	December 31,	
	2011	**2010**
	($ in thousands)	
Commitments to extend credit	$ 46,923	$ 49,477
Standby letters of credit	5,288	5,154
Total	$ 52,211	$ 54,631

CONTRACTUAL OBLIGATIONS

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2011, based upon rates in effect at December 31, 2011.

	Payments Due by Period ($ in thousands)				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Time Deposits	$ 197,823	$ 148,579	$ 38,711	$ 10,377	$ 156
Long-Term Debt	26,197	10,958	15,239	-	-
Data Processing Obligations	2,633	735	1,469	429	-
Operating Lease Obligations	496	257	183	36	20
Service Contract Obligations	584	274	191	119	-
Total	$ 227,733	$ 160,803	$ 55,793	$ 10,961	$ 176

FINANCIAL STATEMENTS
For the Years Ended December 31, 2011 and 2010

GEORGIA ★ CAROLINA
Bancshares, Inc.

CHERRY
BEKAERT&
HOLLAND

Report of Independent Registered Public Accounting Firm

The Board of Directors
Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert & Holland, L.L.P.

Augusta, Georgia
March 20, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

For the Years Ended December 31, 2011 and 2010

($ in thousands, except per share amounts)

ASSETS

	2011	2010
Cash and due from banks	$ 34,902	$ 31,696
Securities available-for-sale	100,283	76,904
Loans	285,614	316,809
Allowance for loan losses	(6,804)	(7,866)
Loans held for sale	45,227	46,570
Bank premises and equipment	8,979	9,271
Accrued interest receivable	1,732	1,697
Other real estate owned	6,990	2,751
Deferred tax asset, net	1,640	2,475
Federal Home Loan Bank stock	2,070	2,527
Bank-owned life insurance	9,609	9,210
Other assets	3,010	3,267
Total assets	**$493,252**	**$495,311**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2011	2010
Liabilities		
Deposits		
Non-interest bearing	$ 52,735	$ 41,602
Interest-bearing:		
NOW accounts	44,646	38,668
Savings	63,210	53,880
Money market accounts	52,981	36,013
Time deposits of $100,000 or more	134,655	171,843
Other time deposits	63,168	72,743
Total deposits	411,395	414,749
Repurchase agreements	3,565	3,467
Long-term debt	25,000	25,000
Other borrowings	-	3,625
Other liabilities	2,847	3,494
Total liabilities	442,807	450,335
Commitments and contingencies (Note 12)		
Shareholders' equity		
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,592,140 and 3,536,715 shares issued and outstanding, respectively	4	4
Additional paid-in capital	16,301	15,847
Retained earnings	32,988	28,889
Accumulated other comprehensive income	1,152	236
Total shareholders' equity	50,445	44,976
Total liabilities and shareholders' equity	**$493,252**	**$495,311**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011 and 2010

($ in thousands, except per share amounts)

	2011	2010
Interest income		
Interest and fees on loans	$ 19,624	$ 22,379
Interest on taxable securities	2,208	1,620
Interest on nontaxable securities	403	369
Interest on Federal funds sold and cash in banks	88	41
Total interest income	22,323	24,409
Interest expense		
Interest on time deposits of $100,000 or more	2,523	3,578
Interest on other deposits	2,156	2,759
Interest on funds purchased and other borrowings	1,023	953
Total interest expense	5,702	7,290
Net interest income	16,621	17,119
Provision for loan losses	1,727	8,355
Net interest income after provision for loan losses	14,894	8,764
Non-interest income		
Service charges on deposits	1,531	1,476
Gain on sale of loans held for sale	8,185	10,780
Other	1,454	990
Total non-interest income	11,170	13,246
Non-interest expense		
Salaries and employee benefits	11,883	12,511
Occupancy expenses	1,547	1,650
Other real estate owned expenses	1,084	972
Other	5,613	5,410
Total non-interest expense	20,127	20,543
Income before income taxes	5,937	1,467
Income tax expense (benefit)	1,838	(66)
Net income	**$ 4,099**	**$ 1,533**
Earnings per common share		
Basic	**$ 1.15**	**$ 0.44**
Diluted	**$ 1.15**	**$ 0.44**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2011 and 2010

($ in thousands)

	2011	2010
Net income	$ 4,099	$ 1,533
Other comprehensive income (loss):		
Unrealized holding gain (loss) arising during the period	1,451	(155)
Reclassification for (gain) loss included in net income	(58)	(19)
Reclassification for other-than-temporary impairment included in net income	38	-
Tax effect	(515)	63
Total other comprehensive income (loss)	916	(111)
Comprehensive income	**$ 5,015**	**$ 1,422**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2011 and 2010

($ in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2010	3,499,477	$ 4	$ 15,567	$ 27,355	$ 347	$ 43,273
Net income	-	-	-	1,533	-	1,533
Other comprehensive income (loss)	-	-	-	-	(111)	(111)
Disqualifying disposition, net tax effect	-	-	9	-	-	9
Proceeds from exercise of stock options	11,954	-	15	-	-	15
Stock-based compensation expense	-	-	83	-	-	83
Issuance of stock for compensation	25,284	-	173	1	-	174
Balance at December 31, 2010	3,536,715	4	15,847	28,889	236	44,976
Net income	-	-	-	4,099	-	4,099
Other comprehensive income (loss)	-	-	-	-	916	916
Proceeds from exercise of stock options	22,585	-	78	-	-	78
Stock-based compensation expense	-	-	108	-	-	108
Issuance of stock for compensation	32,800	-	268	-	-	268
Balance at December 31, 2011	3,592,100	$ 4	$ 16,301	$ 32,988	$ 1,152	$ 50,445

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011 and 2010

($ in thousands)

	2011	2010
Cash flows from operating activities		
Net income	$ 4,099	$ 1,533
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	626	658
Provision for loan losses	1,727	8,355
Gain on sale of loans held for sale	(8,185)	(10,780)
Proceeds from sale of loans held for sale	391,947	560,651
Originations of loans held for sale	(382,419)	(538,306)
(Gains) losses on sales of other real estate owned	(132)	72
Losses on sales of premises and equipment	11	3
Gain on sales of securities	(20)	(19)
Increase in cash value of bank-owned life insurance	(399)	(398)
Stock-based compensation expense	108	83
Stock compensation	268	174
Deferred income tax (benefit) expense	320	(1,394)
(Increase) decrease in accrued interest receivable	(35)	154
Decrease in accrued interest payable	(527)	(235)
Decrease in other assets	152	1,410
Increase (decrease) in other liabilities	(120)	534
Net cash provided by operating activities	7,421	22,495
Cash flows from investing activities		
Decrease in Federal funds sold	-	3,175
Loan (originations) and collections, net	21,517	13,053
Purchases of available-for-sale securities	(66,810)	(62,634)
Proceeds from maturities, sales, and calls of		
Proceeds from maturities, sales and calls of available-for-sale securities	44,882	30,036
Net decrease of FHLB stock	457	301
Proceeds from sale of other real estate owned	2,782	3,069
Net additions to premises and equipment	(240)	(173)
Net cash provided by (used in) investing activities	2,588	(13,173)
Cash flows from financing activities		
Increase (decrease) in deposits	(3,354)	9,509
Decrease in repurchase agreements and other borrowings	(3,527)	(205)
Proceeds from stock options exercised	78	15
Net cash provided by (used in) financing activities	(6,803)	9,319
Net increase in cash and due from banks	3,206	18,641
Cash and due from banks at beginning of the year	31,696	13,055
Cash and due from banks at end of the year	**$ 34,902**	**$ 31,696**

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"), and the wholly owned subsidiary of the Bank, Willhaven Holdings, LLC. The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been made to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of other real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and loss estimates on other real estate owned, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and other real estate owned, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and valuations of other real estate owned. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for losses on loans and loss estimates for other real estate owned may change materially in the near term.

Significant concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectability of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Significant concentrations of deposit risk: On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, which, in part, permanently raises the current standard maximum deposit insurance amount (SMDIA) to $250,000. On November 9, 2010, the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides for unlimited insurance coverage of noninterest-bearing transaction accounts. Beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all FDIC-insured institutions. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits.

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and interest-bearing and noninterest-bearing amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia and Louisiana. Balances generally exceed insured amounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

The Bank has not classified any securities as held-to-maturity or trading.

Realized gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned.

Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities.

Federal Home Loan Bank Stock: Federal Home Loan Bank Stock consists of the cost of the Company's investment in the stock of the Federal Home Loan Bank. The stock has no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2011 and 2010, the Company's investment in Federal Home Loan Bank stock was $2,070,000 and $2,527,000, respectively. Dividends received on this stock are included in other non-interest income.

Loans and interest income: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Interest rate risk is minimal as rates on loans originated and intended for sale are locked with the investor and the loans are held in the portfolio only temporarily until funding from the investor is completed. The Bank also manages credit risk by having loans greater than $650,000 pre-approved by the secondary market investors, while all other loans are approved internally. Loans sold under the Company's mortgage loans held for sale portfolio contain certain representations and warranties in our loan sale agreements which provide that we repurchase or indemnify the investors for losses or costs on loans we sell under certain limited conditions. Any losses related to loans previously sold are charged against the Bank's recourse liability for mortgage loans previously sold.

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by Accounting Standards Codification ("ASC") 815-10, *"Derivatives and Hedging."* Loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a best efforts forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Impairment on loans is measured using either the discounted expected cash flow method or value of

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts when due according to the contractual terms of the loan agreement. Impairments on loans are charged to the allowance for loan losses.

Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay. Any loan classified as a troubled debt restructuring is considered impaired.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses inherent in the loan portfolio. The evaluation of the adequacy of the allowance takes into consideration collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Other real estate owned: Other real estate owned represents properties acquired through foreclosure or other proceedings. The property is held for sale and is initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are performed by management and the assets are carried at the lower of carrying amount or fair value less estimated selling costs. Expenses to maintain such assets and subsequent changes in the valuations are included in other noninterest expenses, while gains and losses on disposal are included in noninterest income.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Bank-owned life insurance (BOLI): In order to insure the lives of its key officers, the Bank has acquired a bank-owned life insurance policy. BOLI is recorded at its cash surrender value, net of surrender charges and/or early termination charges, in accordance with ASC 325-30, *"Investments in Insurance Contracts."* The change in cash value is recorded as other income/expense.

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with ASC 740-10, *"Income Taxes,"* it is the Company's policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes and to disclose the recognized interest and penalties, if material.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with ASC 260-10, *"Earnings Per Share."* This codification establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential future issuances of common stock. The Company's outstanding stock options are the primary component of the Company's diluted earnings per share.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans and loans held for sale – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Federal Home Loan Bank stock – The carrying amount of Federal Home Loan Bank stock is a reasonable estimate of fair value since *no ready market exists for these securities.*

Deposit liabilities, other borrowings, and repurchase agreements – Due to the short-term nature of demand, NOW, money market and savings accounts and repurchase agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates of deposits.

Accrued interest receivable and payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Stock-based compensation: The Company uses the fair value recognition provisions of ASC 718-10, *"Compensation-Stock Compensation,"* to account for compensation costs under its stock option plans. See Note 10 for additional information regarding the Company's stock-based compensation plans.

Recently issued accounting standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *"Comprehensive Income (Topic 220): Presentation of Comprehensive Income."* This ASU amends the FASB Accounting Standards Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company's current practice of presenting a separate consolidated statement of comprehensive income meets the requirements set forth by this amendment.

In May 2011, the FASB issued ASU No. 2011-04, *"Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")."* This ASU represents the converged guidance of the FASB and the International Accounting Standards Board ("IASB") (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company does not expect the amendment to have a material effect on the consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-03, *"Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements."* The ASU is intended to improve financial reporting of repurchase agreements ("repos") and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. In a typical repo transaction, an entity transfers financial assets to a counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. FASB ASC Topic 860, "Transfers and Servicing," prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repo agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. The amendments to the codification in this ASU are intended to improve the accounting for these transactions by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The guidance in the ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company does not expect the amendment to have a material effect on the consolidated financial statements.

In July 2010, the "Receivables" topic of the ASC was amended by ASU 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis. The Company is required to include these disclosures in its interim and annual financial statements. Disclosures about troubled debt restructurings ("TDRs") required by ASU 2010-20 were deferred by the FASB in ASU 2011-01 issued in January 2011. In April 2011, the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 are effective for reporting periods beginning after June 15, 2011. The Company has complied with both ASU 2010-20 and ASU 2011-02 in disclosures found in Note 4 of the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies, but not specifically addressed in this report, are not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

NOTE 2 - CASH AND DUE FROM BANKS

Cash and due from banks totaled $34.9 million at December 31, 2011, compared to $31.7 million at December 31, 2010. Cash on hand, cash items in the process of collection, and amounts due from correspondent banks and the Federal Reserve Bank are included in cash and due from banks. As of December 31, 2011, interest-bearing cash on deposit with correspondent banks totaled $1.7 million compared to $3.3 million as of December 31, 2010. Interest-bearing cash on deposit in the Federal Reserve Bank was $23.9 million as of December 31, 2011 compared to $22.2 million as of December 31, 2010. Funds required to be on reserve with the Federal Reserve Bank totaled $914,000 and $0 as of December 31, 2011 and 2010, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value amounts of securities owned as of December 31, 2011 and 2010 are shown below:

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U.S. Government and agency	$ 31,033	$ 86	$ (50)	$ 31,069
Mortgage-backed	52,936	1,431	(16)	54,351
State and municipal	14,514	532	(183)	14,863
Total	$ 98,483	$ 2,049	$ (249)	$ 100,283

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	($ in thousands)			
Securities available-for-sale:				
U.S. Government and agency	$ 28,265	$ 61	$ (97)	$ 28,229
Mortgage-backed	39,167	715	(282)	39,600
State and municipal	9,103	127	(155)	9,075
Total	$ 76,535	$ 903	$ (534)	$ 76,904

The amortized cost and fair value of securities as of December 31, 2011 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	($ in thousands)	
Less than one year	$ 7,818	$ 7,856
One to five years	9,487	9,551
Five to ten years	14,864	15,127
Over ten years	13,378	13,398
Mortgage-backed securities	52,936	54,351
Total	$ 98,483	$100,283

Securities with a carrying amount of approximately $57.0 million at December 31, 2011 and $65.5 million at December 31, 2010 were pledged to secure public deposits and for other purposes.

In 2011 the Bank sold $9.1 million in securities available-for-sale, realizing a gain of $58,000. In 2010 the Bank sold $2.4 million in securities available-for-sale, realizing a loss of $19,000.

Information pertaining to securities with gross unrealized losses at December 31, 2011 and December 31, 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

	2011					
	Less than Twelve Months			Over Twelve Months		
	Gross Unrealized Losses	Fair Value	Number of Securities	Gross Unrealized Losses	Fair Value	Number of Securities
	($ in thousands)					
Securities available-for-sale:						
U.S. agency	$ (15)	$ 6,641	3	$ (35)	$ 3,860	1
State and municipal	(70)	2,583	3	(113)	709	1
Mortgage-backed	(16)	4,840	5	-*	14	1
Total	$ (101)	$ 14,064	11	$ (148)	$ 4,583	3

*Gross unrealized loss is less than $1,000.

	2010					
Securities available-for-sale:						
U.S. agency	$ (97)	$ 10,947	7	$ -	$ -	-
State and municipal	(35)	796	2	(120)	672	1
Mortgage-backed	(265)	13,013	10	(17)	935	4
Total	$ (397)	$ 24,756	19	$ (137)	$ 1,607	5

Management evaluates investment securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. During the first quarter of 2011, the Bank determined one of its collateralized mortgage obligation securities was other-than-temporarily impaired due to continued deterioration of the underlying collateral. Based on projected future losses, the Bank impaired the security by $38,000 reducing the recorded investment balance to $149,000. The security was sold in the second quarter of 2011 with an additional loss on the sale of $30,000.

At December 31, 2011, the gross unrealized losses in securities available-for-sale are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. All of the securities are U.S. agency debt securities, mortgage-backed securities, and municipal securities. The Bank has determined that no declines in market value are deemed to be other than temporary at December 31, 2011.

Included in "Other assets" is an investment of approximately $394,000, net of amortization, in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately the next four years.

NOTE 4 - LOANS

The Bank engages in a full complement of lending activities, including commercial, consumer and real estate loans. The composition of loans for the years ended December 31, 2011 and 2010 is summarized as follows:

	2011	2010
	($ in thousands)	
Commercial and industrial	$ 18,864	$ 20,298
Real estate – construction, land and land development	73,823	86,418
Real estate – residential	56,563	61,194
Real estate – commercial	131,725	142,351
Consumer	4,715	6,606
Total loans receivable	285,690	316,867
Deferred loan fees	(76)	(58)
Total loans	285,614	316,809
Allowance for loan losses	(6,804)	(7,866)
Loans, net of allowance for loan losses	$ 278,810	$ 308,943

NOTE 4 - LOANS (CONTINUED)

Loan segments

Commercial and industrial loans are directed principally towards individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short-term to medium-term plant and equipment loans, and loans for general working capital. Risks associated with this type of lending arise from the impact of economic stresses on the business operations of borrowers. The Bank mitigates such risks to the loan portfolio by diversifying lending across North American Industry Classification System ("NAICS") codes and has experienced very low levels of loss for this loan type for the past three years.

Real estate – construction, land and land development loans consist of residential and commercial construction loans as well as land and land development loans. Land development loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia markets. Given the significant decline in value for both developed and undeveloped land due to reduced demand, these loan portfolios possess an increased level of risk compared to other loan types. The Bank's approach to financing the development, financing the construction and providing the ultimate residential mortgage loans to the residential property purchasers has resulted in less exposure to the effects of the aforementioned decline in property values. The Bank further evaluates and monitors certain real estate – construction loans classified as acquisition, development & construction. These loans specifically include land and development loans of regional builders and are managed by the Bank's construction division.

Real estate – residential loans include residential mortgage lending and are primarily single-family residential loans secured by the residential property. Due to the decline in residential property values and stagnant resale market, this loan type has experienced a slight increase in losses over the past three years. Home equity lines are also included in real estate – residential loans. Due to the present state of the housing market and declining home values, these loans present unique risk possibilities to the Bank.

Real estate – commercial loans include commercial mortgage loans that are generally secured by office buildings, retail establishments and other types of real property, both owner occupied and non-owner occupied. A significant component of this type of lending is to owner occupied borrowers, including churches. The economic slowdown has caused some deterioration in values. The Bank has experienced an increase in losses over the past three years in real estate – commercial loans that are non-owner occupied.

Consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit. The Bank has experienced low levels of loss for this loan type for the past three years compared to the other loan types.

Loan risk grades

The Company categorizes loans into risk grades based on relevant information about the ability of borrowers to service their debt such as: future repayment ability, financial condition, collateral, administration, management ability of borrower, and history and character of borrower. Grades are assigned at loan origination and may be changed due to the result of a loan review or at the discretion of management. The Company uses the following definitions for risk grades:

Grade 1: Highest quality. Alternate sources of cash exist, such as the commercial paper market, capital market, internal liquidity or other bank lines. National or regional companies with excellent cash flow which covers all debt service requirements and a significant portion of capital expenditures. Balance sheet strength and liquidity are excellent and exceed the industry norms. Financial trends are positive. Market leader within the industry and the industry performance is excellent. Loans which are fully secured by cash or equivalents. Loans secured by marketable securities with no less than 25% margin. Borrowers of unquestionable financial strength. Financial standing of individual is known and borrower exhibits superior liquidity, net worth, cash flow and leverage.

Grade 2: Above average quality. Minimal risk. Borrowers with strong, stable financial trends. Strong cash flow covering debt service requirements and some portion of capital expenditures. Alternate sources of repayment are evident and financial ratios are comparable to or exceed the industry norms. Financial trends are positive. Prominent position within the industry or the local economy and the industry performance is above average. Management is strong in most areas and backup depth is good. Loans secured by marketable securities with a margin less than 25%. Individuals with stable and reliable cash flow and above average liquidity and cash flow. Modest risk from exposure to contingent liabilities.

NOTE 4 - LOANS (CONTINUED)

Grade 3: Average quality. Cash flow is adequate to cover all debt service requirements but not capital expenditures. Balance sheet may be leveraged but still comparable to industry norms. Financial trends are stable to mixed over the long term but no significant concerns presently exist. Generally stable industry outlook, may have some cyclical characteristics. Average position in the industry or the local economy. The management team is considered capable and stable. Individuals with reliable cash flow and alternate sources of repayment which may require the sale of assets. Financial position has been leveraged to a modest degree. However, the individual has a relatively strong net worth considering income and debt.

Grade 4: Below average quality. Loan conditions require more frequent monitoring. Stability is lacking in the primary repayment source, cash flow, credit history or liquidity; however, the instability is manageable and considered temporary. Overall trends are not yet adverse. Loans exhibiting Grade 3 financial characteristics but lacking proper and complete documentation. Individuals whose sources of income or cash flow have become unstable or may possibly decline given current business or economic conditions. An individual with highly leveraged financial position or limited capital. Speculative construction loans originated by third parties.

Grade 5: Other Assets Especially Mentioned. These loans have potential weaknesses which may inadequately protect the bank's position at some future date. Unlike a Grade 4 credit, adverse trends in the obligors operations and/or financial position are evident, but have not yet developed into well-defined credit weaknesses. Specific negative events within the obligor or the industry have occurred, which may jeopardize cash flow. Borrower's operations are highly cyclical or vulnerable to economic or market conditions. Management has potential weaknesses and backup depth is lacking. Borrower is taking positive steps to alleviate potential weaknesses and has the potential for improvement and upgrade. Corrective strategy to protect the Bank may be required and active management attention is warranted. Some minor delinquency may exist from time to time. Individuals exhibit some degree of weakness in financial condition. This may manifest itself in a reduction of net worth and liquidity. Infrequent delinquencies may occur.

Grade 6: Substandard. A substandard loan has a well-defined weakness or weaknesses in the primary repayment source and undue reliance is placed on secondary repayment sources (collateral or guarantors). No loss is presently expected based on a current assessment of collateral values and guarantor cash flow. However, there is the distinct possibility that the Bank will sustain some future loss if the credit weaknesses are not corrected. Management is inadequate to the extent that the business's ability to continue operations is in question. Intensive effort to correct the weaknesses and ensure protection against loss of principal (i.e. additional collateral) is mandatory. Delinquency of principal or interest may exist. Net worth, repayment ability, management and collateral protection, all exhibit weakness. In the case of consumer credit, closed end consumer installment loans delinquent between 90 and 119 days (4 monthly payments) will be minimally classified Substandard. Open end consumer credit will be minimally classified Substandard if delinquent 90 to 179 days (4 to 6 billing cycles).

Grade 7: Doubtful. A doubtful loan has well-defined weaknesses as in Grade 6 with the added characteristic that collection or liquidation in full, on the basis of currently existing facts, conditions and values, is highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to strengthen the credit, its classification as a loss is deferred until a more exact status can be determined. Pending factors include proposed merger, acquisition, liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. Borrower is facing extreme financial distress, bankruptcy or liquidation, and prospects for recovery are limited. Loans are seriously in default and should be on non-accrual status. Collateral and guarantor protection are insufficient. Efforts are directed solely at retirement of debt, e.g., asset liquidation. Due to their highly questionable collectability, assets rated doubtful should not remain in this category for an extended period of time.

Grade 8: Loss. Loans classified loss are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off the asset while pursuing recovery. The bank should not attempt long-term recoveries while the asset remains on the active loan system. In the case of consumer credit, closed end consumer installment loans delinquent 120 days or more (5 monthly payments) will be classified Loss. Open end consumer credit will be classified Loss if delinquent 180 days or more (7 or more billing cycles).

NOTE 4 - LOANS (CONTINUED)

As of December 31, 2011 and 2010 the risk grades of loans by loan class were as follows:

Credit Risk Profile by Risk Grade Category:

	2011			
	Grades 1-4	Grade 5	Grade 6	Total
		(in thousands)		
Commercial and industrial	$ 18,118	$ -	$ 751	$ 18,869
Real estate – construction, land and land development				
Acquisition, development, & construction	18,469	1,497	1,366	21,332
Other real estate - construction	46,685	1,077	4,699	52,461
Real estate – residential				
Home equity lines	22,104	392	9	22,505
Other real estate – residential	31,742	365	1,952	34,059
Real estate – commercial				
Owner occupied	47,336	227	5,956	53,519
Non-owner occupied	76,385	593	1,202	78,180
Consumer	4,501	-	79	4,580
Loans in process	185	-	-	185
Total loans receivable	$ 265,525	$ 4,151	$ 16,014	$ 285,690

	2010			
	Grades 1-4	Grade 5	Grade 6	Total
		(in thousands)		
Commercial and industrial	$ 19,661	$ -	$ 637	$ 20,298
Real estate – construction, land and land development				
Acquisition, development, & construction	18,393	3,353	2,097	23,843
Other real estate - construction	59,080	1,022	2,251	62,353
Real estate – residential				
Home equity lines	22,446	285	413	23,144
Other real estate – residential	34,491	283	3,253	38,027
Real estate – commercial				
Owner occupied	48,099	2,363	7,005	57,467
Non-owner occupied	83,195	499	1,190	84,884
Consumer	6,363	-	125	6,488
Loans in process	363	-	-	363
Total loans receivable	$ 292,091	$ 7,805	$ 16,971	$ 316,867

During 2011 the Bank experienced a significant increase in loans classified as Grade 6 or Substandard, mostly due to the downgrade of a large relationship consisting of 10 loans totaling $8.8 million in the second quarter. The relationship was made up of $90,000 real estate - residential, $4.3 million real estate – construction, land and land development, and $4.4 million real estate – commercial. As of December 31, 2011, the Bank had transferred $4.2 million of the relationship to other real estate owned.

As of December 31, 2011 and 2010 the Bank had no loans classified as Grade 7 or 8. It is the Bank's practice, in most cases, to take a charge-off when a loan or portion of a loan is deemed doubtful or loss. Consequently the remaining principal balance, if applicable, which has been evaluated as collectible, is graded accordingly.

The following table presents the activity in the allowance for loan losses by loan segment for the years ended December 31, 2011 and 2010:

NOTE 4 - LOANS (CONTINUED)

Allowance for Loan Losses Activity
For the Years Ended December 31, 2011 and 2010

	Commercial & Industrial	Real Estate Construction land and land development	Real Estate Residential	Real Estate Commercial	Consumer	Unallocated	Total
				($ in thousands)			
Year Ended December 31, 2011:							
Beginning balance	$ 227	$ 3,908	$ 1,070	$ 1,617	$ 251	$ 793	$ 7,866
Charge-offs	(40)	(2,134)	(570)	(319)	(105)	-	(3,168)
Recoveries	62	20	147	99	51	-	379
Provisions	(64)	1,425	494	309	(89)	(348)	1,727
Ending Balance	$ 185	$ 3,219	$ 1,141	$ 1,706	$ 108	$ 445	$ 6,804
Ending Balances:							
Individually evaluated for impairment	$ 51	$ -	$ 208	$ 100	$ 36	$ -	$ 395
Collectively evaluated for impairment	$ 134	$ 3,219	$ 933	$ 1,606	$ 72	$ 445	$ 6,409
Year Ended December 31, 2010:							
Beginning balance	$ 259	$ 2,364	$ 827	$ 1,319	$ 176	$ 127	$ 5,072
Charge-offs	(139)	(3,663)	(980)	(850)	(147)	-	(5,779)
Recoveries	63	16	13	22	104	-	218
Provisions	44	5,191	1,210	1,126	118	666	8,355
Ending Balance	$ 227	$ 3,908	$ 1,070	$ 1,617	$ 251	$ 793	$ 7,866
Ending Balances:							
Individually evaluated for impairment	$ 30	$ 160	$ 271	$ 149	$ 73	$ -	$ 683
Collectively evaluated for impairment	$ 197	$ 3,748	$ 799	$ 1,468	$ 178	$ 793	$ 7,183

The following table presents the recorded investment in loans receivable by loan segment as of December 31, 2011 and December 31, 2010:

Recorded Investment in Loans Receivable
As of December 31, 2011 and 2010

	Commercial & Industrial	Real Estate Construction land and land development	Real Estate Residential	Real Estate Commercial	Consumer	Total
			($ in thousands)			
December 31, 2011:						
Ending balance – total	$ 19,003	$ 74,173	$ 56,807	$ 132,151	$ 4,740	$ 286,874
Ending balances:						
Individually evaluated for impairment	$ 950	$ 5,925	$ 1,591	$ 9,415	$ 80	$ 17,961
Collectively evaluated for impairment	$ 18,053	$ 68,248	$ 55,216	$ 122,736	$ 4,660	$ 268,913
December 31, 2010:						
Ending balance – total	$ 20,298	$ 86,418	$ 61,194	$ 142,351	$ 6,606	$ 316,867
Ending balances:						
Individually evaluated for impairment	$ 627	$ 4,347	$ 3,185	$ 8,146	$ 122	$ 16,427
Collectively evaluated for impairment	$ 19,671	$ 82,071	$ 58,009	$ 134,205	$ 6,484	$ 300,440

Impaired loans

Loans for which it is probable that the payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired, and are individually evaluated for impairment. The following tables present loans individually evaluated for impairment and related allowance by loan class for the years ended December 31, 2011 and 2010:

NOTE 4 - LOANS (CONTINUED)

Impaired Loans
As of and For the Year Ended December 31, 2011

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	($ in thousands)				
With no related allowance recorded:					
Commercial and industrial	$ 887	$ 884	$ -	$ 859	$ 39
Real estate – construction, land and land development					
Acquisition, development, & construction	1,101	3,663	-	1,670	20
Other real estate - construction	4,824	6,558	-	5,344	172
Real estate – residential					
Home equity lines	58	58	-	57	3
Other real estate - residential	1,275	1,368	-	1,331	55
Real estate – commercial					
Owner occupied	6,729	6,730	-	6,022	377
Non-owner occupied	2,091	4,037	-	2,768	163
Consumer	36	45	-	39	1
Total	$ 17,001	$ 23,343	$ -	$ 18,090	$ 830
With an allowance recorded:					
Commercial and industrial	$ 63	$ 62	$ 51	$ 70	$ 4
Real estate – construction, land and land development					
Acquisition, development, & construction	-	-	-	-	-
Other real estate - construction	-	-	-	-	-
Real estate – residential					
Home equity lines	36	36	12	36	1
Other real estate - residential	222	222	196	223	14
Real estate – commercial					
Owner occupied	-	-	-	-	-
Non-owner occupied	595	593	100	610	39
Consumer	44	43	36	49	2
Total	$ 960	$ 956	$ 395	$ 988	$ 60
Total impaired loans:					
Commercial and industrial	$ 950	$ 946	$ 51	$ 929	$ 43
Real estate – construction, land and land development					
Acquisition, development, & construction	1,101	3,663	-	1,670	20
Other real estate - construction	4,824	6,558	-	5,344	172
Real estate – residential					
Home equity lines	94	94	12	93	4
Other real estate - residential	1,497	1,590	196	1,554	69
Real estate – commercial					
Owner occupied	6,729	6,730	-	6,022	377
Non-owner occupied	2,686	4,630	100	3,378	202
Consumer	80	88	36	88	3
Total	$ 17,961	$ 24,299	$ 395	$ 19,078	$ 890

NOTE 4 - LOANS (CONTINUED)

	Impaired Loans As of and For the Year Ended December 31, 2010				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	($ in thousands)				
With no related allowance recorded:					
Commercial and industrial	$ 597	$ 608	$ -	$ 481	$ 30
Real estate – construction, land and land development					
Acquisition, development, & construction	1,772	4,076	-	4,083	55
Other real estate - construction	1,933	3,254	-	3,258	42
Real estate – residential					
Home equity lines	548	578	-	578	10
Other real estate - residential	1,918	2,050	-	2,099	71
Real estate – commercial					
Owner occupied	7,680	8,530	-	8,534	498
Non-owner occupied	-	-	-	-	-
Consumer	49	68	-	77	2
Total	$ 14,497	$ 19,164	$ -	$ 19,110	$ 708
With an allowance recorded:					
Commercial and industrial	$ 30	$ 30	$ 30	$ 36	$ 2
Real estate – construction, land and land development					
Acquisition, development, & construction	325	325	100	325	21
Other real estate - construction	317	378	60	378	6
Real estate – residential					
Home equity lines	-	-	-	-	-
Other real estate - residential	719	719	271	642	37
Real estate – commercial					
Owner occupied	376	376	59	379	27
Non-owner occupied	90	90	90	94	5
Consumer	73	73	73	77	6
Total	$ 1,930	$ 1,991	$ 683	$ 1,931	$ 104
Total impaired loans:					
Commercial and industrial	$ 627	$ 638	$ 30	$ 517	$ 32
Real estate – construction, land and land development					
Acquisition, development, & Construction	2,097	4,401	100	4,408	76
Other real estate - construction	2,250	3,632	60	3,636	48
Real estate – residential					
Home equity lines	548	578	-	578	10
Other real estate - residential	2,637	2,769	271	2,741	108
Real estate – commercial					
Owner occupied	8,056	8,906	59	8,913	525
Non-owner occupied	90	90	90	94	5
Consumer	122	141	73	154	8
Total	$ 16,427	$ 21,155	$ 683	$ 21,041	$ 812

NOTE 4 - LOANS (CONTINUED)

The following tables present a summary of current, past due and nonaccrual loans as of December 31, 2011 and 2010 by loan class:

Analysis of Current, Past Due and Nonaccrual Loans
As of December 31, 2011

	Accruing					
	30-89 Days Past Due	Past Due 90 Days or More	Nonaccrual	Total Past Due and Nonaccrual	Current and not Past Due or Nonaccrual	Total Loans Receivable
	($ in thousands)					
Commercial and industrial	$ 108	$ -	$ 65	$ 173	$ 18,691	$ 18,864
Real estate – construction, land and land development						
Acquisition, development & construction	-	-	1,101	1,101	17,216	18,317
Other real estate - construction	330	-	4,063	4,393	51,113	55,506
Real estate – residential						
Home equity lines	290	-	117	407	22,098	22,505
Other real estate – residential	1,335	-	1,131	2,466	31,592	34,058
Real estate – commercial						
Owner occupied	3,447	-	196	3,643	51,392	55,035
Non-owner occupied	67	-	1,007	1,074	75,616	76,690
Consumer	120	-	54	174	4,541	4,715
Total	$ 5,697	$ -	$ 7,734	$ 13,431	$ 272,259	$ 285,690

Analysis of Current, Past Due and Nonaccrual Loans
As of December 31, 2010

	Accruing					
	30-89 Days Past Due	Past Due 90 Days or More	Nonaccrual	Total Past Due and Nonaccrual	Current and not Past Due or Nonaccrual	Total Loans Receivable
	($ in thousands)					
Commercial and industrial	$ 160	$ -	$ 34	$ 194	$ 20,104	$ 20,298
Real estate – construction, land and land development						
Acquisition, development & construction	-	-	1,773	1,773	22,070	23,843
Other real estate - construction	876	-	1,980	2,856	59,719	62,575
Real estate – residential						
Home equity lines	329	-	50	379	22,766	23,145
Other real estate – residential	1,448	-	1,929	3,377	34,672	38,049
Real estate – commercial						
Owner occupied	217	-	318	535	56,932	57,467
Non-owner occupied	55	-	90	145	84,739	84,884
Consumer	50	-	83	133	6,473	6,606
Total	$ 3,135	$ -	$ 6,257	$ 9,392	$ 307,475	$ 316,867

The Bank's policy is that loans placed on nonaccrual will typically remain on nonaccrual status until all principal and interest payments are brought current and the prospect for future payments in accordance with the loan agreement appear relatively certain. The Bank's policy generally refers to six months of payment performance as sufficient to warrant a return to accrual status.

NOTE 4 - LOANS (CONTINUED)

Troubled debt restructurings

The Company adopted the amendments in ASU No. 2011-02 during the year ended December 31, 2011. As required, the Company reassessed all restructurings that occurred on or after January 1, 2011 for identification as troubled debt restructurings. The Company identified as troubled debt restructurings certain receivables for which the allowance for loan losses had previously been measured under a general allowance for loan losses methodology (ASC 450-20). Upon identifying the reassessed receivables as troubled debt restructurings, the Company also identified them as impaired under the new guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first interim period of adoption for the Company, the recorded investment in receivables for which the allowance for loan losses was previously measured under a general allowance for loan losses methodology and are now impaired under Section 310-10-35 was $147,000 (310-40-65-1(b)). As of December 31, 2011, there was no allowance for loan losses associated with those receivables, on the basis of a current evaluation of loss (310-40-65-1(b)).

Troubled debt restructurings are defined as debt modifications, for economic or legal reasons related to the borrower's financial difficulties, in which the Bank grants a concession that it would not otherwise consider. Such a concession may stem from an agreement between the Bank and the borrower, or may be imposed by law or a court. Some examples of modifications are as follows:

Rate Modification - A modification in which the interest rate is changed.

Term Modification - A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Transfer of Assets Modification – A modification in which a transfer of assets has occurred to partially satisfy debt, including foreclosure and repossession.

Combination Modification – Any other type of modification, including the use of multiple categories above.

The following tables present the Bank's loans classified as troubled debt restructurings by loan class as of December 31, 2011 and 2010:

	2011			
	Total Number of Contracts	**Accrual**	**Nonaccrual**	**Total Restructurings**
	($ in thousands)			
Commercial and industrial	1	$ 649	$ -	$ 649
Real estate – construction, land and land development				
Acquisition, development & construction	2	-	730	730
Other real estate – construction	1	-	262	262
Real estate – residential				
Home equity lines	-	-	-	-
Other real estate – residential	4	462	-	462
Real estate – commercial				
Owner occupied	10	6,027	-	6,027
Non-owner occupied	2	1,081	559	1,640
Consumer	-	-	-	-
Total	20	$ 8,219	$ 1,551	$ 9,770

NOTE 4 - LOANS (CONTINUED)

	2010			
	Total Number of Contracts	**Accrual**	**Nonaccrual**	**Total Restructurings**
		($ in thousands)		
Commercial and industrial	1	$ 546	$ -	$ 546
Real estate – construction, land and land development				
Acquisition, development & construction	1	-	1,424	1,424
Other real estate – construction	2	-	145	145
Real estate – residential				
Home equity lines	-	-	-	-
Other real estate – residential	2	710	480	1,190
Real estate – commercial				
Owner occupied	9	5,945	-	5,945
Non-owner occupied	-	-	-	-
Consumer	-	-	-	-
Total	15	$ 7,201	$ 2,049	$ 9,250

At December 31, 2011 and 2010, commitments to advance additional funds outstanding on troubled debt restructurings totaled $105,040 and $258,407, respectively.

The following tables present newly restructured loans that occurred during the years ended December 31, 2011 and 2010, respectively:

	2011					
	Number of Contracts	**Rate Modifications**	**Payment Modifications**	**Transfer of Assets Modifications**	**Combination Modifications**	**Total Modifications**
			($ in thousands)			
Pre-Modification Outstanding Recorded Investment:						
Real estate – residential						
Other real estate – residential	4	$ 540	$ -	$ -	$ -	$ 540
Real estate – commercial						
Owner occupied	2	215	71	-	-	286
Non-owner occupied	2	-	-	2,587	1,100	3,687
Total	8	$ 755	$ 71	$ 2,587	$ 1,100	$ 4,513
Post-Modification Outstanding Recorded Investment:						
Real estate – residential						
Other real estate – residential	4	$ 461	$ -	$ -	$ -	$ 461
Real estate – commercial						
Owner occupied	2	199	71	-	-	270
Non-owner occupied	2	-	-	559	1,081	1,640
Total	8	$ 660	$ 71	$ 559	$ 1,081	$ 2,371

NOTE 4 - LOANS (CONTINUED)

	2010								
	Number of Contracts		Rate Modifications		Interest Only Modifications		Combination Modifications		Total Modifications
	($ in thousands)								
Pre-Modification Outstanding Recorded Investment:									
Commercial and industrial	1	$	546	$	-	$	-	$	546
Real estate – construction, land and land development									
Other real estate – construction	2		96		-		50		146
Real estate – residential									
Other real estate – residential	1		483		-		-		483
Real estate – commercial									
Owner occupied	9		75		5,870		-		5,945
Total	13	$	1,200	$	5,870	$	50	$	7,120
Post-Modification Outstanding Recorded Investment:									
Commercial and industrial	1	$	546	$	-	$	-	$	546
Real estate – construction, land and land development									
Other real estate – construction	2		96		-		49		145
Real estate – residential									
Other real estate – residential	1		481		-		-		481
Real estate – commercial									
Owner occupied	9		75		5,870		-		5,945
Total	13	$	1,198	$	5,870	$	49	$	7,117

The following tables represent loans receivable modified as troubled debt restructurings and with a payment default, with the payment default occurring within 12 months of the restructure date, and the payment default occurring during the years ended December 31, 2011 and 2010 (dollars in thousands):

	2011			2010		
	Number of Contracts		Recorded Investment	Number of Contracts		Recorded Investment
	($ in thousands)					
Real estate – construction, land and land development						
Other real estate – construction	1	$	-	1	$	96
Real estate – residential						
Other real estate – residential	1		-	-		-
Real estate – commercial						
Owner occupied	1		811	-		-
Total	3	$	811	1	$	96

Two troubled debt restructurings totaling $457,826 were in default and subsequently moved to other real estate owned in the fourth quarter of 2011.

At December 31, 2011, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $9,813,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for the years ended December 31, 2011 and 2010:

NOTE 4 - LOANS (CONTINUED)

	2011	2010
	($ in thousands)	
Balance at beginning of the year	$ 12,474	$ 13,820
Advances	7,557	3,967
Repayments	(10,218)	(5,313)
Balance at end of the year	$ 9,813	$ 12,474

NOTE 5 - OTHER REAL ESTATE OWNED

At December 31, 2011 and 2010 the Bank had other real estate owned totaling $7.0 million and $2.8 million, respectively. Gains and losses on the sale of other real estate owned are included in other non-interest income in the consolidated statements of operations. For the year ended December 31, 2011 the Bank recorded a $132,000 gain on sale of other real estate compared to a $72,000 loss on sale of other real estate for the year ended December 31, 2010. Other real estate owned expenses include holding costs related to other real estate owned as well as valuation adjustments. The Bank recorded valuation adjustments of $645,000 and $833,000 for the years ended December 31, 2011 and 2010, respectively.

NOTE 6 - BANK PREMISES AND EQUIPMENT

Bank premises and equipment consist of the following for the years ended December 31, 2011 and 2010:

	2011	2010
	($ in thousands)	
Land and improvements	$ 3,838	$ 3,804
Building and improvements	6,418	6,384
Equipment, furniture and fixtures	4,513	4,558
	14,769	14,746
Less: accumulated depreciation	(5,790)	(5,475)
Premises and equipment, net	$ 8,979	$ 9,271

Depreciation expense for the years ended December 31, 2011 and 2010 was approximately $521,000 and $553,000, respectively.

NOTE 7 - DEPOSITS

At December 31, 2011 and 2010, the scheduled maturities of time deposit liabilities were as follows:

	2011	2010
	($ in thousands)	
One year or less	$ 148,579	$ 149,716
Over one year through three years	38,711	82,629
Over three years	10,533	12,241
Balance at end of the year	$ 197,823	$ 244,586

To manage the Bank's funding capabilities, the Bank may also enter into repurchase agreements with customers and may obtain short-term funding from other institutions. Repurchase agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Total repurchase agreements were approximately $3.6 million and $3.5 million at December 31, 2011 and 2010, respectively.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2011 and 2010, the Bank had credit availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2011 was the "Loans Held for Sale" (LHFS) program. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2011 and 2010, the Bank did not have a balance outstanding under the LHFS program. As of December 31, 2011, the Bank had $29.7 million in loans held for sale pledged as collateral under this line. The Bank also maintains a line of credit with the FHLB which is secured by 1-4 family and commercial real estate loans held in the Bank's loan portfolio. As of December 31, 2011 and 2010, the Bank did not have a balance outstanding on the 1-4 family line of credit. In 2007, a long-term convertible advance was established. At December 31, 2011, the outstanding balance on this advance was $10.0 million with a weighted average interest rate of 3.83%. This advance matures December 2012 and was callable until December 2010. An additional but similar long-term convertible advance was established during 2008. At December 31, 2011, the outstanding balance on this advance was $15.0 million with a weighted average interest rate of 3.33%. This advance matures May 2013 and was callable until May 2010. At December 31, 2011, the Bank had $32.0 million in loans pledged as collateral under these lines.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $187,000 and $195,000, respectively, for each of the years in the two year period ended December 31, 2011.

The Bank has a Nonqualified Executive Deferred Compensation Plan ("EDCP") covering a select group of key employees and senior management. The EDCP allows participating employees to elect each year to defer compensation into a participant account. At its discretion, the Bank may also elect to make discretionary contributions to the participant account. For the two year period ended December 31, 2011, the EDCP expense, including employee deferrals and contributions made by the Bank, totaled $23,000 and $30,000, respectively. The accrued liability related to the EDCP was approximately $60,000 and $63,000 at December 31, 2011 and 2010, respectively.

The Bank also has a Supplemental Executive Retirement Plan ("SERP") for the benefit of certain key officers. The SERP provides selected employees who satisfy specific eligibility requirements with supplemental benefits upon retirement, termination of employment, death, disability or a change of control of the Bank, in certain prescribed circumstances. The Bank recorded expense totaling $279,000 and $226,000, respectively, for each of the years in the two year period ended December 31, 2011. The accrued liability related to the SERP was approximately $894,000 and $615,000 as of December 31, 2011 and 2010, respectively.

NOTE 10 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of certain regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2011, the Bank met all capital adequacy requirements to which it is subject.

NOTE 10 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

As of December 31, 2011, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts (in thousands) and ratios as of December 31, 2011 and 2010 are presented in the following tables:

	Actual		Required for Capital Adequacy Purposes		Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2011:						
Total capital (to risk weighted assets)						
Bank	$ 53,694	13.37%	$ 32,134	8.0%	$ 40,167	10.0%
Consolidated	$ 54,336	13.53%	$ 32,134	8.0%	$ 40,167	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 48,651	12.11%	$ 16,067	4.0%	$ 24,100	6.0%
Consolidated	$ 49,293	12.27%	$ 16,067	4.0%	$ 24,100	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 48,651	9.74%	$ 19,987	4.0%	$ 24,984	5.0%
Consolidated	$ 49,293	9.86%	$ 19,995	4.0%	$ 24,993	5.0%

	Actual		Required for Capital Adequacy Purposes		Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010:						
Total capital (to risk weighted assets)						
Bank	$ 49,175	12.91%	$ 30,472	8.0%	$ 38,090	10.0%
Consolidated	$ 49,539	13.01%	$ 30,472	8.0%	$ 38,090	10.0%
Tier 1 capital (to risk weighted assets)						
Bank	$ 44,376	11.65%	$ 15,236	4.0%	$ 22,854	6.0%
Consolidated	$ 44,739	11.75%	$ 15,236	4.0%	$ 22,854	6.0%
Tier 1 leverage (to average assets)						
Bank	$ 44,376	9.17%	$ 19,365	4.0%	$ 24,207	5.0%
Consolidated	$ 44,739	9.24%	$ 19,368	4.0%	$ 24,210	5.0%

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. The 1997 Plan expired in 2007 and no more grants may be made pursuant to this plan. Options were granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. Fair market value is defined to mean the average closing price for the ten business days prior to the date of board approval and grant. The maximum number of shares reserved and available for issuance under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. The Plan allows granting of stock, performance units, stock appreciation rights, incentive stock options, non-qualified stock options and phantom stock. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. Fair market value is defined to mean the average closing price for the ten business days prior to the date of board approval and grant. The maximum number of shares reserved and available for issuance under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The plans provide for the grant of both incentive and nonqualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, methods of exercise, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

NOTE 10 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

ASC 718-10, *"Compensation-Stock Compensation,"* requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. The Company recorded compensation expense of approximately $108,000 and $83,000 in 2011 and 2010, respectively, related to employee stock options.

The fair value of these options was estimated on the date of grant using a Black-Scholes option valuation model that used the following range of assumptions for each of the years presented:

	2011	2010
Expected volatility	77.2% - 77.2%	74.8% - 74.8%
Weighted-average volatility	77.23%	74.82%
Expected dividends	0%	0%
Expected term (in years)	7.0 – 7.0	7.0 – 7.0
Risk-free rate	2.74%	3.66%
Weighted-average grant date fair value	$ 6.11	$ 4.98
Total intrinsic value of options exercised	$ 79,534	$ 79,936

In addition, the model assumed that each option grant was exercised in the initial year of full vesting.

The estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a seven-year period. The plans provide that vesting periods may not exceed ten years.

A summary of the Company's stock option activity under the plans as of December 31, 2011 and 2010, and changes and related information for the years then ended, is presented below:

Options	Shares	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	283,289	$ 9.94		
Granted	29,640	8.10		
Exercised	(22,585)	(3.48)		
Forfeited or expired	-	-		
Outstanding at December 31, 2011	290,344	$ 10.26	4.35	$ 67,631
Exercisable at December 31, 2011	196,828	$ 11.06	2.77	$ 67,631
Outstanding at January 1, 2010	273,888	$ 9.69		
Granted	36,318	7.00		
Exercised	(18,292)	(3.33)		
Forfeited or expired	(8,625)	(3.43)		
Outstanding at December 31, 2010	283,289	$ 9.94	4.50	$ 239,951
Exercisable at December 31, 2010	205,205	$ 10.33	3.15	$ 211,407

In 2010 the Company had net-settled option exercise transactions under the 1997 Stock Option Plan, in which a portion of the options exercised were withheld for payment of the entire exercise. The net options exercised were as follows:

	2010
Gross options exercised	18,292
Options withheld as payment	6,338
Net options exercised	11,954

NOTE 10 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

A summary of common stock issued through the exercise of employee stock options and director compensation are as follows:

	2011	2010
Net options exercised	22,585	11,954
Issuance of stock for compensation	32,800	25,284
Net issuance of common stock	55,385	37,238

At December 31, 2011, options both outstanding and exercisable under both plans have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2011 was approximately 4.35 years or 52 months.

A summary of the status of the Company's nonvested options as of December 31, 2011 and 2010, and changes during the years then ended, is presented below:

Nonvested Options	Shares	Weighted Avg. Grant-Date Fair Value
Nonvested at January 1, 2011	78,084	$ 5.41
Granted	29,640	6.11
Vested	(14,208)	5.78
Forfeited	-	-
Nonvested at December 31, 2011	93,516	$ 5.57
Nonvested at January 1, 2010	55,994	$ 5.82
Granted	36,318	4.98
Vested	(14,228)	5.95
Forfeited	-	-
Nonvested at December 31, 2010	78,084	$ 5.41

As of December 31, 2011, there was $445,480 of total unrecognized compensation cost related to the Company's nonvested options granted under the plans. This cost is expected to be recognized over a weighted-average period of 2.60 years. The total fair value of shares vested during the years ended December 31, 2011 and 2010, was $82,061 and $84,595, respectively.

As of December 31, 2011, the Company has issued shares of common stock to non-employee directors as compensation for services rendered under the Company's Directors Equity Incentive Plan. The Company recorded $268,000 and $174,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2011 and 2010, respectively. For shares issued as retainer stock, the shares are issued at fair value and the expense recognized was equal to the fair value of the shares on the date of grant. In addition, directors may choose to purchase stock under this plan in lieu of directors fees paid for meeting attendance. In 2011 and 2010 these shares were purchased at $2.00 below the fair value of the shares on the date of the grant. Beginning in 2012 shares under the plan will be purchased at 85% of the fair value of the shares on the date of the grant. The Company has defined fair value under the plan to be the average closing market price of the Company's common stock for the last ten trading days of each quarter as reported on the Over-the-Counter Bulletin Board. The Company records the expense related to the purchases at fair value of the shares on the date of the grant. At December 31, 2011 there were 21,739 shares authorized and unissued under the plan. The following table represents activity in the Directors' Equity Incentive Plan in 2011 and 2010:

	2011	2010
Beginning shares authorized and unissued	54,539	79,823
Shares issued	(32,800)	(25,284)
Ending shares authorized and unissued	21,739	54,539

NOTE 10 - SHAREHOLDERS' EQUITY AND REGULATORY REQUIREMENTS (CONTINUED)

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the years ended December 31, 2011 and 2010:

	Income (Numerator)	Shares (Denominator)	Per Share
		2011	
	($ in thousands, except per share)		
Basic EPS - Net income available to common stockholders	$ 4,099	3,561,064	$ 1.15
Effect of stock options outstanding	-	-	-
Diluted EPS - Net income available to common stockholders	$ 4,099	3,561,064	$ 1.15
		2010	
Basic EPS - Net income available to common stockholders	$ 1,533	3,519,408	$ 0.44
Effect of stock options outstanding	-	-	-
Diluted EPS - Net income available to common stockholders	$ 1,533	3,519,408	$ 0.44

For the years ended December 31, 2011 and 2010, there were 166,156 and 208,725 options, respectively, that were antidilutive since the exercise price exceeded the average market price for the year. This created antidilutive incremental options of 18,070 and 19,120 for the years ended December 31, 2011 and 2010 which have been omitted from the calculation of diluted earnings per common share for 2011 and 2010.

NOTE 11 - INCOME TAXES

Total income taxes in the statements of income for the years ended December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Current tax provision	$ 1,608	$ 1,328
Deferred tax expense (benefit)	230	(1,394)
Total income tax expense (benefit)	$ 1,838	$ (66)

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2011	2010
Federal statutory rates	34.0%	34.0%
State taxes, net of federal benefit	3.7	3.7
Tax-exempt income	(2.3)	(8.6)
Nondeductible interest	0.1	0.7
State tax credits	(4.3)	(17.1)
Bank-owned life insurance	(2.3)	(9.2)
Other	2.1	(8.0)
Total	31.0%	(4.5)%

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The Company has created a full valuation allowance for the amount of Georgia low-income housing tax credits. Due to expiration dates of the credits and the Company's projected income, it is possible that the Company may not utilize all of the credits. Management has evaluated all other tax positions that could have a significant effect on the consolidated financial statements and determined the Company had no uncertain income tax positions at December 31, 2011.

NOTE 11 - INCOME TAXES (CONTINUED)

The primary components of deferred income taxes at December 31, 2011 and 2010 are as follows:

	2011	2010
	($ in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,847	$ 2,175
Executive compensation plans	361	258
Nonaccrual loan interest	40	48
Valuation adjustment of other real estate owned	362	406
Deferred gain on other real estate owned	12	-
Amortization of GA low-income housing tax credits	231	190
State tax credits	416	356
Valuation allowance on state tax credits	(647)	(546)
Deferred income tax assets	2,622	2,887
Deferred tax liabilities		
Unrealized gain on securities available-for-sale	(648)	(133)
Qualified prepaids	(132)	(96)
Depreciation on bank premises and equipment	(202)	(183)
Deferred income tax liabilities	(982)	(412)
Net deferred income tax assets	$ 1,640	$ 2,475

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the consolidated financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the consolidated financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2011 and 2010:

	2011	2010
	($ in thousands)	
Commitments to extend credit	$ 46,923	$ 49,477
Standby letters of credit	5,288	5,154
Total	$ 52,211	$ 54,631

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Loans sold under the Company's mortgage loans held for sale portfolio contain certain representations and warranties in our loan sale agreements which provide that we repurchase or indemnify the investors for losses or costs on loans we sell under certain limited conditions. Some of these conditions include underwriting errors or omissions, fraud or material misstatements by the borrower in the loan application or invalid market value on the collateral property due to deficiencies in the appraisal. In addition to these representations and warranties, our loan sale contracts define a condition in which the borrower defaults during a short period of time, typically 120 days to one year, as an Early Payment Default ("EPD"). In the event of an EPD, we are required to return the premium paid by the investor for the loan as well as certain administrative fees, and in some cases repurchase the loan or indemnify the investor. The Bank incurred losses for indemnification and repurchase for the year ended December 31, 2011 totaling $305,000. In the fourth quarter, the Company established a recourse liability for mortgage loans sold for losses of this type. As of December 31, 2011, the recourse liability for mortgage loans sold had a balance of $245,000. The following table demonstrates the activity for the year ended December 31, 2011:

Recourse Liability for Mortgage Loans Sold Activity

	2011 *($ in thousands)*
Beginning balance	$ -
Provision	500
Losses	(305)
Recoveries	50
Ending balance	$ 245

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into best efforts individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $37.0 million each at December 31, 2011 compared to approximately $52.0 million each at December 31, 2010. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2011 or December 31, 2010.

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2011 was approximately $51.9 million compared to approximately $44.8 million at December 31, 2010. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2011 or December 31, 2010.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, at December 31, 2011, there were no pending litigation matters in which the anticipated outcome would have a material adverse effect on the consolidated financial statements.

The Bank has various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information as of December 31, 2011 about our contractual obligations for data processing, operating leases and service contracts as well as the periods in which payments are due:

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			($ in thousands)		
Data processing obligations	$ 2,633	$ 735	$ 1,469	$ 429	$ -
Operating lease obligations	496	257	183	36	20
Service contract obligations	584	274	191	119	-
Total	$ 3,713	$ 1,266	$ 1,843	$ 584	$ 20

Rental expense of office premises and equipment was as follows:

	2011	2010
	($ in thousands)	
Office premises rental expense	$ 308	$ 331
Equipment rental expense	$ 13	$ 14

NOTE 13 - SUPPLEMENTAL CONSOLIDATED CASH FLOW INFORMATION

	2011	2010
	($ in thousands)	
Income taxes paid	$ 1,766	$ 222
Interest paid	$ 6,229	$ 7,525
Interest received	$ 22,288	$ 24,563
Real estate acquired by foreclosure (non-cash)	$ 6,889	$ 1,426
Unrealized gain/(loss) on securities (non-cash)	$ 916	$ (174)

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company utilizes fair value measurement to record fair value adjustments to certain assets and liabilities and to determine fair value measurements where required. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820-10, *"Fair Value Measurements and Disclosures."* This standard also requires fair value measurements to be separately disclosed by level within the fair value hierarchy.

Under ASC 820-10, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

<u>Level 1</u> – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. At December 31, 2011, the Company's Level 1 assets include SBA loan pool securities.

<u>Level 2</u> – Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. At December 31, 2011, the Company's Level 2 assets include U.S. Government agency obligations, state and municipal bonds, and mortgage-backed securities.

<u>Level 3</u> – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. Level 3 assets include impaired loans and other real estate owned as discussed below.

Following is a description of valuation methodologies used for determining fair value for assets and liabilities:

<u>Investment Securities Available-for-Sale</u>
Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the securities' credit rating,

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

prepayment assumptions, and other factors such as credit loss assumptions. At December 31, 2011, the Company classified $21.1 million and $79.2 million of investment securities available-for-sale subject to recurring fair value adjustments as Level 1 and Level 2, respectively. At December 31, 2010, the Company classified $14.3 million and $62.6 million of investment securities available-for-sale subject to recurring fair value adjustments as Level 1 and Level 2, respectively.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2. There were no fair value adjustments related to the $45.2 million and $46.6 million of loans held for sale at December 31, 2011 and 2010, respectively.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once an individual loan is identified as impaired, management measures the impairment in accordance with ASC 310-10-35, *"Receivables-Subsequent Measurements."* The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC 820-10, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Most fair values of the collateral are based on an observable market price or a current appraised value; however in some cases, an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price. As such, the Company records all impaired loans as nonrecurring Level 3. Impaired loans totaled $17.9 million and $16.4 million at December 31, 2011 and 2010, respectively. Specific loan loss allowances for impaired loans totaled $395,000 and $683,000 at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, $17.5 million and $15.7 million of impaired loans, net of allowance for loan losses, were classified as Level 3, respectively.

Other Real Estate Owned

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. Most fair values of the collateral are based on an observable market price or a current appraised value; however in some cases, an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price. As such, the Company records all other real estate owned as nonrecurring Level 3. Other real estate owned totaled $7.0 million and $2.8 million at December 31, 2011 and 2010, respectively.

The tables below present information about available-for-sale securities which are measured at fair value on a recurring basis (dollars in thousands):

Description	Assets/ Liabilities Measured at Fair Value 12/31/2011	Fair Value Measurements at December 31, 2011, Using, Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		($ in thousands)		
U.S. Government and agency	$ 31,069	$ 21,121	$ 9,948	$ -
Mortgage-backed	54,351	-	54,351	-
State and municipal	14,863	-	14,863	-
Total available-for - sale securities	$ 100,283	$ 21,121	$ 79,162	$ -

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Measurements at December 31, 2010, Using,

Description	Assets/ Liabilities Measured at Fair Value 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		($ in thousands)		
U.S. Government and agency	$ 28,229	$ 14,261	$ 13,968	$ -
Mortgage-backed	39,600	-	39,600	-
State and municipal	9,075	-	9,075	-
Total available-for - sale securities	$ 76,904	$ 14,261	$ 62,643	$ -

There were no transfers between Level 1 and Level 2 during 2011 or 2010.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2011, Using,

Description	Assets/ Liabilities Measured at Fair Value 12/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		($ in thousands)		
Impaired loans, net of allowance	$ 17,518	$ -	$ -	$ 17,518
Other real estate owned	6,990	-	-	6,990

Fair Value Measurements at December 31, 2010, Using,

Description	Assets/ Liabilities Measured at Fair Value 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		($ in thousands)		
Impaired loans, net of allowance	$ 15,744	$ -	$ -	$ 15,744
Other real estate owned	2,751	-	-	2,751

The following table represents changes in nonrecurring fair value recorded during the year ended December 31, 2011 (dollars in thousands):

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)

	Impaired Loans	Other Real Estate Owned	Total
Balance at December 31, 2010	$ 15,744	$ 2,751	$ 18,495
Gains (losses) included in earnings	-	132	132
Net additions	1,774	4,107	5,881
Transfers into (out of) of level 3	-	-	-
Balance at December 31, 2011	$ 17,518	$ 6,990	$ 24,508

Financial Instruments

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the fair value cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect current or future values.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amount and estimated fair values of the Bank's financial instruments not required to be recorded at fair value on the Bank's statement of condition are as follows at December 31, 2011 and 2010 (dollars in millions):

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net of allowance	$ 324.0	$ 363.0	$ 355.5	$ 392.6
Time deposits	197.8	198.9	244.6	246.8
Long-term debt	25.0	25.1	25.0	25.6

NOTE 15 - BANK-OWNED LIFE INSURANCE (BOLI)

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per ASC 325-30, "Investments in Insurance Contracts," this policy is recorded at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2011, the BOLI cash surrender value was $9.6 million resulting in other income for 2011 of $399,000 and an annualized net yield of 4.33%. As of December 31, 2010, the BOLI cash surrender value was $9.2 million resulting in other income for 2010 of $398,000 and an annualized net yield of 4.43%.

NOTE 16 - OTHER EXPENSES

Other non-interest expenses for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	($ in thousands)	
Data processing	$ 823	$ 987
FDIC assessment	504	688
Legal and accounting	672	553
Printing and supplies	280	333
Advertising	228	221
Business development	140	158
Telecommunications	201	217
Outside services	236	234
Courier and postage	170	171
Software license fees	89	96
City and county taxes	134	170
Directors fees	282	207
Travel and employee meals & entertainment	161	175
Loss on mortgage loans previously sold	305	-
Provision for mortgage recourse liability	195	-
Other	1,193	1,200
Total	$ 5,613	$ 5,410

NOTE 17 – ACCUMULATED COMPREHENSIVE INCOME

The components of other accumulated comprehensive income and related tax effects as of December 31, 2011 and 2010 are as follows:

	2011	2010
	($ in thousands)	
Unrealized holding gains/(losses) on available-for-sale securities	$ 1,800	$ 369
Tax effect	(648)	(133)
Net of tax amount	$ 1,152	$ 236

NOTE 18 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table represents summarized data for each of the quarters in 2011 and 2010:

Selected Quarterly Data

	2011				2010			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
	($ in thousands, except earnings per share data)							
Interest income	$ 5,379	$ 5,489	$ 5,738	$ 5,717	$ 5,983	$ 6,118	$ 6,257	$ 6,051
Interest expense	1,164	1,352	1,512	1,674	1,775	1,801	1,833	1,881
Net interest income	4,215	4,137	4,226	4,043	4,208	4,317	4,424	4,170
Provision for loan losses	520	656	452	99	922	1,641	4,706	1,086
Net interest income after provision for loan losses	3,695	3,481	3,774	3,944	3,286	2,676	(282)	3,084
Non-interest income	2,983	2,886	2,383	2,898	3,456	3,707	3,035	3,029
Securities gain (loss)	44	-	14	-	-	-	19	-
Other-than-temporary impairment on securities	-	-	-	(38)	-	-	-	-
Non-interest expenses	5,354	5,252	4,775	4,746	4,755	5,027	5,676	5,085
Income before income tax expense (benefit)	1,368	1,115	1,396	2,058	1,987	1,356	(2,904)	1,028
Income tax expense (benefit)	430	326	415	667	489	253	(998)	190
Net income	$ 938	$ 789	$ 981	$ 1,391	$ 1,498	$ 1,103	$(1,906)	$ 838
Basic earnings (loss) per common share	$ 0.26	$ 0.22	$ 0.28	$ 0.39	$ 0.43	$ 0.31	$ (0.54)	$ 0.24
Diluted earnings (loss) per common share	$ 0.26	$ 0.22	$ 0.28	$ 0.39	$ 0.43	$ 0.31	$ (0.54)	$ 0.24

NOTE 19 – CONDENSED FINANCIAL INFORMATION ON GEORGIA-CAROLINA BANCSHARES, INC. (PARENT COMPANY ONLY)

Condensed Balance Sheet
December 31, 2011 and 2010
($ in thousands)

	2011	2010
Assets		
Cash	$ 492	$ 316
Investment in subsidiary	49,803	44,612
Deferred tax benefit	-	77
Other assets	239	60
Total assets	**$ 50,534**	**$ 45,065**
Liabilities		
Deferred tax liability	$ 6	$ -
Other liabilities	83	89
Total liabilities	89	89
Shareholders' equity	50,445	44,976
Total liabilities and shareholders' equity	**$ 50,534**	**$ 45,065**

NOTE 19 – CONDENSED FINANCIAL INFORMATION ON GEORGIA-CAROLINA BANCSHARES, INC. (PARENT COMPANY ONLY) (CONTINUED)

Condensed Statements of Income
Years Ended December 31, 2011 and 2010
($ in thousands)

	2011	2010
Income, dividends from subsidiary	$ -	$ -
Expenses		
Director compensation	65	47
Legal fees	45	57
Audit exam and accounting fees	56	42
Annual report and proxy	25	27
Shareholder services	22	13
Consulting fees	27	-
Other	12	14
Total expenses	252	200
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(252)	(200)
Income tax benefits	76	68
Loss before equity in undistributed earnings of subsidiary	(176)	(132)
Equity in undistributed earnings of subsidiary	4,275	1,665
Net income	**$ 4,099**	**$ 1,533**

Condensed Statements of Cash Flows
Years Ended December 31, 2011 and 2010
(dollars in thousands)

	2011	2010
Cash flows from operating activities		
Net income	$ 4,099	$ 1,533
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense	108	83
Stock compensation	268	174
Equity in undistributed earnings of subsidiary	(4,275)	(1,665)
Net change in other assets and liabilities	(102)	(9)
Net cash provided by operating activities	98	116
Cash flows from financing activities		
Proceeds from issuance of common stock, and exercise of stock options	78	15
Net cash provided by (used in) financing activities	78	15
Net change in cash	176	131
Cash at beginning of the year	316	185
Cash at end of the year	**$ 492**	**$ 316**

Board of Directors

GEORGIA-CAROLINA BANCSHARES, INC. AND FIRST BANK OF GEORGIA



Standing L-R: Bennye M. Young; Robert N. Wilson, Jr.; David W. Joesbury, Sr.; Arthur J. Gay, Jr.
Seated L-R: Patrick G. Blanchard, Vice Chairman of the Board, First Bank of Georgia;
Remer Y. Brinson III, President & CEO, Georgia-Carolina Bancshares, Inc. and First Bank of Georgia; Samuel A. Fowler, Jr., Chairman of the Board; John W. Lee
Not Pictured: Jefferson B. A. Knox; Julian W. Osbon



Standing L-R: A. Montague Miller; Don A. Grantham; William D. McKnight, Chairman of the Board, First Bank of Georgia; Dr. James L. Lemley; Dr. Mac A. Bowman
Seated L-R: Dr. Karen M. Foushee; Phillip G. Farr; Dr. Louise A. Rice; George H. Inman, Vice Chairman of the Board

Advisory Board

FIRST BANK OF GEORGIA



Standing L-R: Brent A. Smith; I. Gary Katcoff, DDS; Louis Mulherin III; D. Mike Wall
Seated L-R: Charles B. Webster; The Honorable Connie H. Cheatham; Adarsh K. Gulati; Stephen H. Steinberg
Not Pictured: Walter P. Carter; B. William Cleveland; Joseph J. Rogers; J. Gary Waters



Standing L-R: James L. Whitehead; George A. Lokey; Randall W. Hatcher
Seated L-R: Jeffery L. Hadden; T. R. Reddy; The Honorable Cindy Mason; George M. Duehring

Georgia-Carolina Bancshares, Inc.
Officers

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Thomas J. Flournoy
Senior Vice President, CFO & Secretary

First Bank of Georgia
Officers

William D. McKnight
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President
Chief Executive Officer

Thomas J. Flournoy
Senior Vice President
Chief Financial Officer

Thomas M. Bird
Executive Vice President
First Bank Mortgage

Marie B. Sutton
Senior Vice President
Chief Operations Officer

W. Cameron Nixon
Senior Vice President
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President
Office Manager

Yvonne C. Davis
Senior Vice President
Business Banker

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn P. Holley
Senior Vice President
First Bank Mortgage-Operations

David P. Holloway
Senior Vice President
Wholesale Mortgage Department

Cedric J. Johnson
Senior Vice President
Community Development Officer

Frank Lee
Senior Vice President
First Bank Mortgage

Tommy Powers
Senior Vice President
Business Banker
Investment Consultant

Donald H. Skinner
Senior Vice President
City Executive-Columbia County

Shelia S. Stuberfield
Senior Vice President
Retail Manager

Darrell W. Byrd
Vice President
Business Banker

Joyce A. Frankenfield
Vice President
Internal Audit Coordinator

Peter A. Franklin, Jr.
Vice President
First Bank Mortgage

James N. Gay
Vice President
First Bank Mortgage

Wendy H. Hughes
Vice President
Load Administration Manager

Tim V. Key
Vice President
First Bank Mortgage

Holly R. Lott
Vice President
First Bank Mortgage

John T. Marcus
Vice President
First Bank Mortgage

Lynn P. McDonald
Vice President
Correspondent Mortgage Banking

Shannon R. Morrison
Vice President
Controller

Michelle H. Piper
Vice President
Office Manager

James H. Rigsby III
Vice President
First Bank Mortgage

Phyllis L. Salazar
Vice President
Office Manager

Gregory B. Scurlock
Vice President
Business Banker

Renee E. Wright
Vice President
Office Manager

Tina G. Bland
Assistant Vice President
Assistant Office Manager

L. Michelle Cunningham
Assistant Vice President
Office Manager

Cheryl A. Dawson
Assistant Vice President
Operations Manager

Jane E. Drake
Assistant Vice President
Assistant Office Manager

Jerry L. Dunn
Assistant Vice President
Information Technology Officer

Lisa D. Hayes
Assistant Vice President
Bank Software Application Specialist

J. Mike Love
Assistant Vice President
Collections Officer & Facilities Manager

Shirley McKinney
Assistant Vice President
Loan Operations Officer

Laura O. Morgan
Assistant Vice President
Training Coordinator

Gay L. Morris
Assistant Vice President
Assistant Office Manager

Patti L. Plummer
Assistant Vice President
First Bank Mortgage

Lisa J. Shuman
Assistant Vice President
First Bank Mortgage-Savannah, GA

Sharon H. Spencer
Assistant Vice President
First Bank Mortgage

Michelle G. Starnes
Assistant Vice President
Operations

Debra B. Taylor
Assistant Vice President
First Bank Mortgage

Joanna M. Voigt
Assistant Vice President
Sales & Service Coach

Amy S. Whitfield
Assistant Vice President
Human Resource Manager

Marc T. Wilson, III
Assistant Vice President
Director of Marketing

Paula E. Anderson
Mortgage Officer

Paula D. Beatty
Mortgage Compliance Officer

Mary E. Deer
Mortgage Officer

Leslie A. Kromke
Mortgage Officer

Michele F. Stevenson
Operations Officer
Bookkeeping Supervisor

GEORGIA-CAROLINA BANCSHARES, INC.
DIRECTORS & EXECUTIVE OFFICERS

NAME	OCCUPATION
Remer Y. Brinson III	President & Chief Executive Officer
Patrick G. Blanchard	Vice Chairman of the Board, First Bank of Georgia
Mac A. Bowman, M.D.	Cardiologist, Augusta Cardiology Clinic, P.C.
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Thomas J. Flournoy	Senior Vice President, Chief Financial Officer & Secretary
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M.D.	Physician and Managing Partner, McDuffie Medical Associates
William D. McKnight	President, McKnight Construction Company
A. Montague Miller	Attorney at Law, President and Chief Executive Officer (retired), Club Car, Inc. (manufacturing)
Julian W. Osbon	Chairman and Chief Executive Officer, Osbon & Associates, Inc.
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

GEORGIA-CAROLINA BANCSHARES, INC.
SHAREHOLDER INFORMATION

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 21, 2012 at 4:00 p.m. in the Lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-K:
A copy of the Company's 2011 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting the Chief Financial Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:

Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Warlick, Tritt, Stebbins
& Murray, L.L.P.
699 Broad Street, Suite 1500
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

Independent Accountants:
Crowe Horwath LLP
950 East Paces Ferry Road N.E., Suite 3315
Atlanta, GA 30326-1388

First Bank
OF GEORGIA

OUR LOCATIONS



Coming Soon!
EVANS
MARTINEZ
28
AUGUSTA
Walton Way
20
THOMSON
Wheeler Road
Wrightsboro Road
4
Gordon Hwy.
78
278
520
Gordon Hwy.
78
278
Gordon Hwy.
1

Main Office
3527 Wheeler Road
Augusta, GA 30909

Medical Center Office
1580 Walton Way
Augusta, GA 30904

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30907

Coming Soon!
Evans Office
4349 Washington Road
Evans, GA 30809

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909

West Town Office
3820 Washington Road
Martinez, GA 30907

Hill Street Office
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

OUR LOCATIONS



AUGUSTA
SAVANNAH/
POOLER

Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

Savannah
7395 Hodgson Memorial Drive
Suite 201
Savannah, GA 31406

Pooler
138 Canal Street, Suite 204
Pooler, GA 31322

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 · AUGUSTA, GEORGIA · 30919-1148